U. S. Securities and Exchange Commission

                                      Washington, D.C. 20549

                                            Form 10-SB
                                 GENERAL FORM FOR REGISTRATION OF
                                           SECURITIES OF
                                      SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g) of the Securities
                                       Exchange Act of 1934

                              T.Z.F. INTERNATIONAL INVESTMENTS, INC.
                          (Name of Small Business Issuer in its charter)

Nevada                                                      88-0404186
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                             Identification No.)

Unit 1, 3071 No. 5 Road
Richmond, B.C., Canada                               V6X 2T4
(Address of Principal Office)                       Zip Code

Issuer's telephone number:              (604) 718-2188

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A
Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

                                           Common Stock
                                         (Title of class)

PART I -

Item 1.  DESCRIPTION OF BUSINESS

Background

          The Company was incorporated under the laws of Nevada on September 14, 1998, as Sabai Sabai Enterprises, Corp. It was initially formed to engage in the business of importing low-priced quality products from Southeast Asia for distribution throughout North America. The Company spent several months engaged in the process of raising capital and seeking to implement its original business plan, but never commenced any commercial operations relating to its initial business plan.

          On March 30, 2000, there was a change in control of the Company. On that date, T.Z.F. International Herbs Investment, Inc., a British Columbia corporation, purchased 1,000,000 shares of the issued and outstanding common stock of the Company, representing
62.5% of the issued and outstanding stock, for a purchase price of $140,000. This stock purchase was completed as the first step in a business acquisition transaction between the Company and T.Z.F. International Herbs Investment, Inc. In conjunction with closing of the stock purchase transaction, the then current officers and directors of the Company resigned and successors designated by T.Z.F. International Herbs Investment, Inc., were appointed.

          The second step in the business acquisition transaction was completed on April 30, 2000. On that date, T.Z.F. International
Herbs Investment, Inc., surrendered its 1,000,000 shares in the Company for cancellation. At the same time, the Company acquired all of the issued and outstanding stock of T.Z.F. International Herbs Investment, Inc., in exchange for issuance of 18,451,843 shares of its common stock (as adjusted to account for a subsequent 10:1 forward split of the Company's issued and outstanding common stock).
Following these transactions, the Company had a total of 24,451,843 shares issued and outstanding, of which 18,451,843 shares, or approximately 75.5%, were owned by the persons who had previously been shareholders of T.Z.F. International Herbs Investment, Inc.

          T.Z.F. International Herbs Investment, Inc., which is now a wholly-owned subsidiary of the Company, is the entity through which the Company plans to conduct its business operations. It owns the formula and all distribution and intellectual property rights, including trademark, patent and industry design rights, to Snow Lotus Tea products.

          On May 25, 2000, the Company changed its name to T.Z.F.
International Investments, Inc. The Company, and its wholly-owned subsidiary, T.Z.F. International Herbs Investment, Inc., are both based in Richmond, British Columbia, Canada.

The Product

          The only product of the Company which is currently being distributed is Snow Lotus Tea, which is primarily an extract of the snow lotus flower which grows in high elevations in the mountains of Tibet and neighboring Chinese provinces. In addition to the snow lotus flower, the product also incorporates other Chinese herbal ingredients, including Chin-Chiao (Gentiana macrophylla), Dong Quai (Angelica sinensis), and Dang-Shen (Salvia mitiorrhiza).

          The Company's wholly-owned subsidiary, T.Z.F. International Herbs Investment, Inc., owns the formula, distribution and intellectual property rights, including trademark, patent and industrial design rights, in connection with the "Snow Lotus Tea" series products. It acquired those rights from Shenzhen Hungyunda Enterprises Co. Ltd.
of China pursuant to an Assignment Agreement dated December 15, 1999. Prior to the execution of the Assignment Agreement, the Company's wholly-owned subsidiary was licensed to develop, market, and distribute the "Snow Lotus Tea" products in North America, but did not own the formula rights. In consideration for the assignment, Shenzhen Hungyunda was issued 6,000,000 Common B Shares in the capital stock of the Company's wholly-owned subsidiary. In conjunction with the share exchange on April 30, 2000, such shares were converted into 6,000,000 shares of common stock in the Company.

          The Company purchases the ingredients for the product from Chinese herbs material wholesale agents in China. The product is manufactured for the Company in Beijing, China, by Zhong Jia Yi Medical and Pharmaceutical Technology Company, and is then imported into Canada by the Company for resale. Qing Liu, who is a director of the Company, was the president of Zhong Jia Yi Medical and Pharmaceutical Technology Company from 1996 - 1997.

          In, October, 1998, the Canadian Food Inspection Agency approved the sale of Snow Lotus Tea in Canada as a food product, and the Company is currently focusing its efforts on selling the product in two markets in Canada. One is the health food and supplements market, in which the product is being marketed as a health food supplement. The other market consists of local Traditional Chinese Medicine practitioners, Naturopathic clinics and the Chinese community throughout Canada, in which the product is considered to be a Chinese formula natural remedy for arthritis.

          In the future, the Company intends to apply to the U.S. Food and Drug Administration for permission to sell Snow Lotus Tea as a food product in the U.S. It is not known when, or whether, the Company is likely to receive permission from the FDA to sell its product in the United States. In the future, the Company may also elect to seek approval from appropriate governmental agencies in both Canada and the U.S. to market Snow Lotus Tea as an over-the-counter medicine for the treatment of the symptoms of arthritis. However, the process of obtaining approval for sale of any product as an over-the-counter medicine is extremely time-consuming and expensive. As a result, the Company may never have the funds or other resources required to initiate that process.

          The Company has filed trademark applications in the United States and Canada for the tradename "Snow Lotus."

          The product is sold in ready-to-drink form and is intended to be consumed in small quantities (one or two spoonfuls at a time). To date, approximately 35,000 bottles (500 ml/bottle) have been produced for the Company and the Company has contracted for the production of an additional 50,000 bottles. The total capacity of the manufacturing facility is approximately 75,000 bottles per month.

Research and Development

          The Company itself has not expended funds for research and development regarding its Snow Lotus Tea product, and instead has relied upon research contracted to and conducted by other organizations. For example, various limited research studies regarding the efficacy of Snow Lotus Tea in treating rheumatoid arthritis have been conducted by the Society for Therapeutic Alternatives Using Natural Chinese Healing Methods ("STAUNCH"), of British Columbia, Reviere Consulting, Chinese Medicine and Acupuncture Specialists of Vancouver, and the International College of Traditional Chinese Medicine ("TCM") in Vancouver. Each of these studies was limited in scope and may not fairly indicate the efficacy of Snow Lotus Tea in the treatment of arthritis.

The Market

          As of the date of this registration statement, the Company remains in the development stage. It's only current market for sale of the Snow Lotus Tea is in Canada, and for the period from January, 2000 through June, 2000, it had total sales of only approximately $9,500. As of July 1, 2000, the Company executed a new exclusive distribution agreement with Expediter Sales, Ltd., of Vancouver, British Columbia, pursuant to which the distributor is obligated to sell a minimum of one container load (approximately 25,000 bottles) per month commencing August 1, 2000. At current prices (approximately $15/bottle, U.S.) a full container load would result in approximately $375,000 in gross revenue for the Company.

Competition

          The Company's product is being marketed through retail outlets in the health food and supplements market. In this market, product knowledge is an essential part of the sale of any given product although price is also an important factor. Other products similar to Snow Lotus Tea are available in this market, and they are generally sold through price point displays in retail stores. However, the Company does not believe that there are other products which are currently available as herbal drinks or health food supplements which are targeted at arthritis and which have no known side effects.

Administrative Offices

          The Company currently maintains a mailing address at Unit 1, 3071 No. 5 Road, Richmond, B.C., Canada V6X 2T4. The
Company's telephone number there is (604) 718-2188. Other than this mailing address, the Company does not maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays rent in the amount of CAD $3,300 (approximately $2,220 U.S. dollars) per month for the use of this office space. The lease is for three years, and commenced on July 1, 1999.

Employees

          The Company has 10 full-time employees and frequently also uses part-time assistance and contract services. Management of the Company also expects to use consultants, attorneys, and accountants as necessary.

Risk Factors

          An investment in the outstanding securities of the Company should be considered to be extremely risky. The following discussion of risk factors is not intended to provide an exhaustive list of all of the risks which may be associated with an investment in the
Company.   Any person considering such an investment should
carefully consider all of the risks involved, including, but not limited to, the risk factors discussed below, before making an investment decision.

          Limited Operating History.    The Company was formed in
December, 1998, and itself has no operating history or revenues from operations. On April 30, 2000, it acquired all of the issued and outstanding stock of T.Z.F. International Herbs Investment, Inc., a British Columbia corporation, which became a wholly-owned subsidiary of the Company. The wholly-owned subsidiary was incorporated in May, 1998, and has only a limited operating history. As a result, in conducting operations through its wholly-owned subsidiary, the Company faces all of the risks inherent in a new business venture, including all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

          Early Stage Product Development. The Company is conducting pre-clinical studies and research studies on Snow Lotus
Tea and other potential products. The results of research, pre-clinical studies and clinical trials are inherently unpredictable. Furthermore, successful completion of pre-clinical studies would justify human testing but would not be predictive of successful human testing. To date, the only commercially available product developed by the Company is Snow Lotus Tea. There is no assurance that the Company will be able to develop any other commercial products or that it will be capable of producing Snow Lotus Tea or any other products in commercial quantities at reasonable cost; that it will be able to successfully market its products; or that it will be able to generate an acceptable return on its investment in research and development through product sales, royalties, license fees, milestone payments or other potential sources of revenue.


          No Market for Stock. At the present time, there is no public market for the Company's common stock and there is no assurance that a market will develop in the future. Although the Company's outstanding shares have been approved for trading on the "Pink
Sheets" maintained by the National Quotations Bureau,  there has been no trading in such shares.  Even if a market should develop in
the future, there is no assurance that it will be maintained.   Thus,
persons who purchase shares of the Company may find it to be difficult or impossible to liquidate their investment, because of the lack of a market or the difficulty in maintaining a market. There is currently no person or entity which is obligated to make or maintain a market in the Company's shares.

          No Assurance of Success or Profitability.   There is no
assurance that the operations to be carried on by the Company's wholly-owned subsidiary will be successful or that they will ever will
generate significant revenues or profits.   From inception (May, 1998)
through December, 1999, the subsidiary corporation generated no significant revenues and incurred losses of approximately $482,000.
The likelihood of success of such operations must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with development of a new business.

          Need for Additional Financing.   The Company and its wholly-
owned subsidiary will require additional funds to continue research and product development, to initiate marketing activities, and to implement the terms of their business plan. As of July 15, 2000, the Company and its wholly-owned subsidiary had received gross proceeds of approximately CAD $3,858,965(approximately $2,597,083
U.S. dollars) from the private placement of securities. They believe that their current resources, together with the additional proceeds from the on-going private placement offering (assuming the maximum offering is completed), will enable them to maintain their current and planned operations through the next 24 months. However, there is no assurance that the Company will successfully complete the private placement offering. There is also no assurance that unforeseen circumstances or a change in operations may not consume available resources more rapidly than currently planned or anticipated or require additional capital to fully implement marketing efforts and other aspects of the business plan. To the extent that the capital resources of the Company and its subsidiary are insufficient to meet current or planned operating requirements, they will be required to seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company would be required to delay, trim or eliminate its research and product development programs or other programs or services which are currently part of the business plan, or may be required to alter the business plan, which is likely to have a material adverse effect on the Company.

          Dependence on Key Personnel. The success of the Company depends upon a few key personnel. Significant disruption in the Company's operations could be experience if one or more of these individuals were to become unavailable. The Company does not currently have employment contracts with any of its key personnel. As a result, those persons could elect to terminate their employment with the Company at any time.

          Governmental Regulation. There are substantial regulations applicable to the advertising and sale of food products or over-the-counter medicines. In October, 1998, the Canadian Food Inspection Agency approved the sale of Snow Lotus Tea in Canada as a food product.  The Company intends to file an application with the U.S.
Food and Drug Administration for permission to sell Snow Lotus Tea as a food product in the U.S., but as of the date of this registration statement, has not yet done so. Accordingly, it is not known when, or whether, the Company is likely to receive permission from the FDA to sell Snow Lotus Tea in the U.S. In the future, the Company could elect to seek approval from governmental agencies in both the U.S.
and Canada to market Snow Lotus Tea as an over-the-counter
medicine for treatment of the symptoms of arthritis.   However, the
process of obtaining approval for sale of any product as an over-the-counter medicine is extremely expensive and time-consuming. There is no assurance that the Company would ever have the resources necessary to complete all of the necessary research and clinical trials required prior to submission of an application for sale of Snow Lotus Tea, or any other product, as an over the counter medicine, and even is such an application was submitted, there is no assurance that it would be approved.

          Patent or Copyright Protection. The Company's success will depend upon its ability to obtain patents, obtain exclusive rights to patents, maintain trade secret protection and operate without infringing upon the proprietary rights of third parties. The Company has attempted to protect its products and technologies through a combination of patent and trade secret laws. There can be no assurance that pending patent applications will be successful or that others will not develop functionally equivalent or superior products or technology that does not infringe the Company's patents. Accordingly, the Company may be vulnerable to competitors which develop competing products or competing technology, whether independently, or as a result of acquiring access to the Company's trade secrets.

Sources of Raw Materials.   The Company's Snow Lotus Tea product
is primarily an extract of the snow lotus flower which grows in high elevations in the mountains of Tibet and neighboring Chinese provinces, and also incorporates other Chinese herbal ingredients. The Company currently purchases these herbs from Chinese herbs material wholesale agents in China. The possibility that the Company may be unable, from time to time, to obtain sufficient quantities of necessary herbs is a significant risk, and in many respects this risk is beyond the control of the Company. In addition, even if the necessary herbs are available, their quality may vary or the Company may be unable to purchase them at prices which are low enough to allow it to produce its Snow Lotus Tea product at a competitive price. Even temporary changes in the availability, price or quality of the herbal ingredients would have a material effect on the operations and potential profitability of the Company.

          Competition.   Many of the Company's competitors have
significantly greater resources and greater experience in the industry. However, the Company is not currently aware of other similar products with the same curative effects which are also free from side effect. The Company's future is dependent on securing technological superiority in its products, and maintaining such superiority in the face of new developments. The Company plans to form strategic partnerships to accelerate the development and distribution of its products, conduct multi-dimensional marketing, and continue its research and development. The Company also plans to acquire manufacturing and research and development facilities in China.
There can, however, be no assurance that the Company will be successful in these enterprises.

          Dependence on Key Personnel.   In the early stages of its
operations, the success of the Company's will be dependent upon a few key personnel. Significant disruption in the Company's operations could be experienced if one or more of these individuals were to become unavailable.

          Dependence on Strategic Partners and Others. The Company's strategy is to establish collaborative arrangements to conduct later stage development and commercialization of its products. There can be no assurance, however, that the Company will be able to establish future collaborations on favorable terms, if at all, or that its current or future collaborative arrangements will be successful. Furthermore, once a collaborative arrangement is established and the Company becomes dependent upon the arrangement for development and commercialization of its products, a collaborative partner may delay or abandon development of the Company's product for a variety of reasons which may invalidate the product's commercial value, and which may also adversely affect the Company's business.

          Market Acceptance.   As of the date of this registration
statement, the Company's Snow Lotus Tea product has been approved for sale in Canada as a food product. It has not been approved for sale in the U.S. or any other countries as a food product, nor has it been approved for sale in any country as an over-the-counter medicine. There is no assurance that the Company's products, if approved for sale in other countries as either a food product or an over-the-counter medicine, will achieve market acceptance. The extent of acceptance of the Company's products by consumers and by persons in the healthcare industry will depend upon a number of factors, including, but not limited to, recognition of the efficacy of the product, product availability, brand name recognition, the availability and cost of competitive products, relative safety and efficacy of competitive
products, and the like.   There is no assurance that the Company's
products will be successful in achieving market acceptance as either a food product or as an over-the-counter medicine.

          Potential Product Liability.   Testing and proposed
commercialization of food products and human therapeutic products involves inherent risk of product liability claims and associated adverse publicity. There can be no assurance that the Company will be able to obtain or maintain sufficient insurance coverage on acceptable terms with coverage which is adequate to provide necessary protection. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, could prevent or inhibit the commercialization of the Company's potential products.

          Manufacturing Uncertainties.   The Company's ability to
commercialize its products will depend upon its ability to manufacture such products, either directly or through third parties, at a competitive cost and in accordance with any applicable regulatory requirements.
The Company's products must be manufactured in commercial quantities at an acceptable cost and with sufficient quality, consistency, purity and stability to make them marketable. If the Company is unable to make adequate arrangements for manufacture of its products, either through ownership of a manufacturing facility or through contracting with third parties, it would have a material adverse affect upon the Company's business and potential profitability.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATIONS

Plan of Operation

          During the fiscal year ending December 31, 2000, and during the twelve months following the date hereof, the Company plans to complete its registration under the Securities Exchange Act of 1934 in order to voluntarily become a fully-reporting company, expand the marketing of its product in Canada, raise additional capital, and complete the acquisition of a pharmaceutical manufacturing business in China. There is no assurance as to when or whether the Company will be successful in doing so.

          During the period from September 14, 1998 (inception) through the date of this registration statement, the Company has engaged in no significant operations other than organizational activities and acquisition of capital as noted above. On April 30, 2000, the Company acquired 100% of the issued shares of TZF International
Herbs Investment, Inc. by the issuance of 18,451,843 shares of common stock in exchange for all issued and outstanding stock of TZF International Herbs Investment, Inc.

          As a result of the acquisition of all of the issued and outstanding stock of TZF International Herbs Investment, Inc., as of April 30, 2000 (the date of Pro Forma Consolidated Financial Statements included in this registration statement), the Company had total assets of $5,796,893, including current assets of $1,693,690, of which $1,094,013 was in the form of cash and short-term deposits. Included in the Company's assets are technology rights valued at $4,038,229 which is the value assigned to the acquisition of the formula, distribution and intellectual property rights, including trademark, patent and industrial design rights, for the "Snow Lotus Tea" series products. The Company's wholly-owned subsidiary, TZF International Herbs Investment, Inc., acquired these assets from Shenzhen Hungyunda Enterprises Co. Ltd. of China pursuant to an
Assignment Agreement dated December 15, 1999.   The consideration
consisted of issuance of 6,000,000 Common B Shares in the capital stock of the Company's wholly-owned subsidiary. Upon completion of the share exchange on April 30, 2000, the Common B shares held by Shenzhen Hungyunda Enterprises Co Ltd were exchanged for
6,000,000 shares of common stock of the Company.

          Between January 10, 2000 and March 16, 2000, the Company's wholly-owned subsidiary raised a total of CAD $537,000
(approximately $361,401 U.S. dollars) through the offering and sale at a price of CAD $1.00 (approximately $0.6730 U.S. dollars) per unit, of units consisting of one Class B common stock and one warrant to purchase an additional share of common stock at a price of CAD
$1.50 per share (approximately $1.0096 U.S. dollars). Beginning on or about March 17 and continuing until the date of completion of the share exchange on April 30, 2000, the Company's wholly-owned subsidiary, TZF International Herbs Investment, Inc., was actively engaged in a private placement offering of up to 6,600,000 units, each of which consisted of one Class B Preferred Share and one purchase warrant to acquire one Class B Preferred Share at a price of CAD
$1.50 per share (approximately $1.0096 U.S. dollars). As of April 30, 2000, the subsidiary had sold a total of 2,214,643 such units and received gross offering proceeds of CAD $3,321,964.50
(approximately $2,235,682 U.S. dollars). In the event all such units were sold, the gross offering proceeds would be CAD $9,900,000 (approximately $6,662,700 U.S. dollars).

          As part of the share exchange on April 30, 2000, all of the outstanding Class B Shares of the subsidiary, including those sold in the private offering, were converted, on a one-to-one basis, into shares of common stock of the Company, and the warrants were converted into warrants representing the right to acquire one share of common stock of the Company at a price of CAD $1.50
(approximately $1.0096 U.S. dollars). Since completion of the share exchange, the subsidiary has not actively continued with the private placement offering. However, on or about July 4, 2000, the subsidiary received subscription proceeds totaling CAD $510,000 (approximately $343,230 U.S. dollars) for the purchase of an additional 340,000 units. In lieu of issuing shares and warrants in the subsidiary to the purchasers of those units, the Company issued them 340,000 of its own shares, together with warrants to acquire an additional 340,000 shares at a price of CAD $1.50 per share (approximately $1.0096
U.S. dollars).

          The Company intends to modify and continue the offering
during the fiscal year ending December 31, 2000.   As modified, it is
expected that the offering will be for units priced at CAD $1.50
(approximately $1.0096 U.S. dollars) per unit, with each unit consisting of one share of common stock in the Company and one warrant to purchase an additional share of common stock in the Company at a price of CAD $1.50 (approximately $1.0096 U.S.
dollars).

          The proceeds of the offering are intended to be used primarily for working capital, implementation of a marketing program and for acquisition of certain fixed assets, including a manufacturing facility.

          The Company has signed an agreement to acquire all of the issued and outstanding stock of Tian An Investments Limited, a British Virgin Islands company with an office in Hong Kong. Tian
An's only asset is its 100% ownership of Tian An (Xiamen) Pharmaceuticals Ltd., a manufacturer of Chinese traditional and herbal medicine and other drugs. On or about July 5, 2000, the Company forward HK $6,600,000 (approximately $740,300 U.S. dollars) as an installment towards payment of the total purchase price of approximately HK $22,000,000 (approximately $2,961,200 U.S.
dollars). The Company is currently conducting its due diligence investigation with respect to the proposed acquisition. In the event the Company is satisfied with the results of its due diligence investigation, a second payment of HK $6,400,000.00 (approximately $740,300 U.S. dollars) required to be made on or before August 30, 2000. The purchase transaction is scheduled to close October 31, 2000, and payment of the balance of the purchase price will be due at closing.

Need for Additional Capital

          The Company's existing capital in conjunction with the gross proceeds from the sale of its Units, is expected to be sufficient to enable it to meet its cash needs, including completing its registration under the Securities Exchange Act of 1934, compliance with its reporting obligations under such Act following completion of its registration, and costs expected to be incurred for normal business operations. The Company estimates that its funds are sufficient to run its currently defined programs through February 2001.

Item 3.  Description of Property.

          The Company currently maintains a mailing address at Unit 1, 3071 No. 5 Road, Richmond, B.C., Canada V6X 2T4. The Company's telephone number there is (604) 718-2188. Other than this mailing address, the Company does not maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays rent in the amount of CAD $3,300 (approximately $2,220 U.S. dollars) per month for the use of this office space. The lease is for three years, and commenced on July 1, 1999.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management.

          The following table sets forth, as of the date of this Registration Statement, the stock ownership of each executive officer and director of T.Z.F. International Investments, Inc., of all executive officers and directors as a group, and of each person known by T.Z.F. International Investments, Inc. to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares. No person listed below has any options, warrants or other rights to acquire additional securities of T.Z.F. International Investments, Inc., except as may be otherwise noted.


                                                   Number of                            of
Name and                                        Shares Owned                         Class
Address                                         Beneficially                         Owned
Xin Chen
3381 Fleming Street
Vancouver, B.C. V5N 3V6                        5,100,000<F1>                  27.14%

Chung Yu
3381 Fleming Street
Vancouver, B.C. V5N 3V6                        2,450,000<F1>                  13.04%

Qing Liu
#308 - 8625 Logan Street
Vancouver, B.C. V6P 3T3                        2,450,000<F1>                  13.04%

Robert L. Hallam
5501 Nancy Greene Way
North Vancouver, B.C.
V7R 4R6                                                0<F1>                  0%

Hong Li
3381 Fleming Street
Vancouver, B.C. V5N 3V6                                0<F1>                  0%

Chun Sheng Guo
3381 Fleming Street
Vancouver, B.C. V5N 3V6                                0<F1>                  0%

Shenzhen Hengyunda Enterprises
Co. Ltd.
Shenzhen, China                                    6,000,000                  31.93%


All directors and executive
officers (6 persons)                              10,000,000                  53.21%

<F1>  The person listed is an officer, a director, or both, of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

                                                              Positions Held and
Name                                 Age                                  Tenure
Chung Yu                              40                    CEO, President and a
                                                    Director since February 1999

Qing Liu                              45                    Vice President and a
                                                    Director since February 1999

Xin Chen                              37                 Chairman and a Director
                                                             since February 1999

Robert L. Hallam                      55                          Director since
                                                                   February 2000

Hong Li                               39                          Director since
                                                                   February 2000

Chun Sheng Guo                        35                          Director since
                                                                   February 2000

          The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.
Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement, plan or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

Chung Yu.

          Mr. Chung Yu is President and CEO of the Company, as well as a director. Mr. Chung Yu is the honorary president of the Canadian Chinese Herbal Professional & Merchants Association, Vice-Chairman of the Canadian Chinese Chamber of Commerce, and a member of the Chinese Entrepreneurial Society of Canada. Mr. Chung Yu was the former director and vice-president of Hong Kong KunZe Enterprise
Ltd., president of China Hua Pu Group, and a director of RoRo International Trading, Ltd. With over 12 years as the president of China Hua Pu Group, Mr. Yu will contribute his expertise to the startup and management of the Company.

Qing Liu.

          Mr. Liu is the Vice President for North America & Asia and is Vice President and a director of the Company. From 1995 to 1999, Mr. Liu was the Chairman and President of Beijing T.Z.F. Commerce and Trade Group, Chairman of the Board of Directors of Beijing
YoungHeng Advertising Company, President of Beijing Kai Huan medicine manufacturing company, and the President of Beijing Zhong
Jia Yi Medical and Pharmaceutical Technology Development
Company.  Mr. Liu is the honorary Chairman of the S.T.A.U.N.C.H.
(The Society for Therapeutic Alternatives Using Natural Chinese
Healing Methods) Foundation in Canada and a committee member of the Chinese Business Association of Canada.

Xin Chen

          Mr. Chen is Chairman of the board of directors of the Company. He is the president and Chief Executive Officer of the XinHai Group, the honorary Dean of the Finance Faculty and visiting professor at JiangXi Finance University and a visiting professor at the Beijing Commerce University. Mr. Chen is also Chairman of the board of directors of the Ning Bo Success Industry Inc., which is listed on the Shen Zhen Stock Exchange in China.

Robert L. Hallam.

          Mr. Hallam is a director of the Company. He was the President and Director of Robert L. Hallam Environmental Management, Ltd., Director of Knight Piesold, Ltd., and President, Director and CEO of Hallam Knight Piesold, Ltd. Mr. Hallam recently became Director of Tai Li Environment Engineering, Ltd., a firm based in Kumming, Yunnan, China. In 1995, Mr. Hallam established a new company, Oriental Express Trading Corporation, of which he is a Director and 50% owner. This new company has been involved in the export of Canadian products, primarily telecommunications equipment, to the People's Republic of China and the importing of Chinese herbal medicines for the treatment of AIDS patients.

Hong Li.

          Mr. Li is a director of the Company, and is involved with introducing investors from Asia. Mr. Li was the Secretary of the Board of Directors of Shenzhen Tianyuan Industry, Inc., and was responsible for raising capital. Mr. Li was also the Vice President of Hainan Heng Tai Group, Ltd. Presently, Mr. Li is the director of ShenZhen Xinhai Industrial & Trading, Ltd., and is a director and
CEO of NingBo Success Industry, Inc.

Chung Sheng Guo.

          Mr. Guo is a director of the Company. Since 1994, he has worked for ShenZhen Xinhai Industrial & Trading, Ltd. as the manager. In this capacity, he specialized in import and export, and projects for overseas investment. Mr. Guo will be responsible for the production of Snow Lotus Tea in China.

Indemnification of Officers and Directors

          As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Nevada law unless, in any such action, they are adjudged not to have met the standard of conduct required by Nevada law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange
Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

          Pursuant to the Nevada General Corporation Law, the
Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Item 6.  Executive Compensation.

          By directors' resolution dated December 1, 1998, Mr. Chung Yu, Mr. Xin Chen, and Mr. Qing Liu will each be paid a director's fee of CAD $8,000 (approximately $5,384 U.S. dollars) per month effective as of the date of the resolution. Payment of such director's fees may be deferred until such time as the Company has had a public offering, or as the Board of Directors decides in view of the Company's financial resources.

As at April 30, 2000, detailed unpaid director's fees are as follows:

Total fees
incurred              Xin Chen            Chung Yu            Eric Liu               Total
                       $91,533             $91,533             $91,533            $274,599
Total fees
paid                                      (42,573)            (40,938)            (83,511)
Taxes accrued                                                 (22,883)            (22,883)
Amount
 unpaid                $91,533             $48,960             $27,712            $168,205


Item 7.  Certain Relationships and Related Transactions.

The amount of $167,354 was payable by the Company to Mr.
Yong Wang representing 10% of $1,673,543 he helped raised in the subsidiary's offering. The fee was paid by Mr. Xin Chen on behalf of the Company, of which $106,599 was reimbursed to Mr. Xin Chen. The amount of $60,755 is still owing to Mr. Xin Chen as at April 30, 2000.

Item 8.  Description of Securities.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common
Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable.
To the extent that additional shares of the Company's Common
Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer  Agent

          The Company's transfer agent is Signature Stock
Transfer, 14675 Midway Road, Suite 221, Dallas, Texas 75244.
The telephone number of the transfer agent is (972) 788-4193.

Reports to Stockholders

          The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1.  Market Price and Dividends on the Registrant's
Common Equity and Other Shareholder Matters

          The Company's common stock is currently approved for trading on the "Pink Sheets" of the National Quotation's Bureau under the symbol SBAI. However, there is currently no trading activity in such securities. It is expected that the Company will change its trading symbol as a result of its recent name change. As of the date of this registration statement, there are approximately 40 holders of record of the Company's common stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

          The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

          No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

          On May 1, 2000, the Company appointed Moen &
Company, Chartered Accountants, 1400 IBM Tower, 701 West Georgia Street, Vancouver, B.C. as their independent auditor. Prior to Moen & Company, the Company had engaged Parker & Co., Chartered Accountants, as their independent auditor.

Item 4.  Recent Sales of Unregistered Securities.

          Since September 14, 1998 (the date of inception) the
Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


                                    Date                               Aggregate            Purchase
                                      of                                Purchase               Price
Name                                Sale              Shares               Price           Per Share

Daisy Fisher                     9/15/98             500,000              $1,250          $.0025
Fred Fisher                      9/15/98             500,000              $1,250          $.0025
James Canten                      2/3/99              10,000              $1,000         $.10
Kusum Subasingha                  3/2/99              20,000              $2,000         $.10
Patrick Lynch                     2/3/99              20,000              $2,000         $.10
Donald Laroque                    2/3/99              10,000              $1,000         $.10
Issac Maly                        2/3/99              10,000              $1,000         $.10
Michael Mulley                    2/3/99              10,000              $1,000         $.10
Donald H. Petch                   1/3/99               5,000                $500         $.10
Sajid McKenley                    2/3/99               5,000                $500         $.10
Richard Campbell                 2/18/99              20,000              $2,000         $.10
Conni Seltzer                    2/18/99              20,000              $2,000         $.10
Fee Wai Quan                     2/19/99              20,000              $2,000         $.10
Frank Del Vecchio                2/28/99              10,000              $1,000         $.10
Anchana
Chayawatana                      2/17/99              30,000              $3,000         $.10
David F. Knapel                  2/17/99              30,000              $3,000         $.10
Manoj Batra                      2/17/99              20,000              $2,000         $.10
Patama Indhasolasa               2/17/99              10,000              $1,000         $.10
Kanyarat Panya                   2/17/99              20,000              $2,000         $.10
Jariya Tookjitt                  2/17/99              10,000              $1,000         $.10
Nutjaree Saengjan                2/17/99              20,000              $2,000         $.10
Pramron Samgjinda                2/17/99              20,000              $2,000         $.10
Loy Nongoee                      2/18/99              10,000              $1,000         $.10
Buaruch Vantadee                 2/18/99              20,000              $2,000         $.10
Kumpoun Meegrad                  2/18/99              15,000              $1,500         $.10
Piyavadee Petchavy               2/18/99              20,000              $2,000         $.10
Wanna Chaisana                   2/18/99              20,000              $2,000         $.10
Chanaout Asvanund                2/18/99              25,000              $2,500         $.10
Nisant Wongtham                  2/18/99              10,000              $1,000         $.10
Raewat Palalert                  2/18/99              30,000              $3,000         $.10
Preeya Premget                   2/19/99              20,000              $2,000         $.10
Nupit Wongchompu                 2/19/99              25,000              $2,500         $.10
Boonpend Sibua                   2/19/99              15,000              $1,500         $.10
Sayun Subthaivorn                2/19/99              20,000              $2,000         $.10
Sukarnya Daingdrum               2/19/99              10,000              $1,000         $.10
Paul Spagnolo                     2/3/99              10,000              $1,000         $.10
William Semeluk                  2/19/99              10,000              $1,000         $.10
Brigita Roebe                    2/18/99              20,000              $2,000         $.10


          Each of the sales listed above was made for cash in reliance under United States law, either upon an exemption from registration under Section 4(2) of the Securities Act of 1933, or upon an exemption from registration under Section 3(b) of the Securities Act of 1933 and by Rule 504 of Regulation D promulgated thereunder. Based upon the Subscription Agreement executed by each of the purchasers, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate Rule 144 restrictive legend is imprinted upon each of the certificates representing the shares issued pursuant to Section 4(2) and stop-transfer instructions have been entered in the Company's transfer records. No restrictive legend is included on the certificates representing the shares issued pursuant to Section 3(b) and Rule 504, and such shares have been designated as "free trading" shares in the records of the transfer agent. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

          Since May 15, 1998 (the date of inception) the Company's wholly-owned subsidiary, T.Z.F. International Herbs Investment, Inc., has sold its common stock and preferred stock to the persons listed in the table below in transactions summarized as follows:

                                    Date                               Aggregate            Purchase
                                      of                                Purchase               Price
Name                                Sale              Shares               Price           Per Share

Xin Chen                         5/15/98           5,100,000          $34,325             $.0067
Chung Yu                         5/15/98           2,450,000          $16,489             $.0067
Qing Liu                         5/15/98           2,450,000          $16,489             $.0067
Shenzhen Hengyunda
Enterprises
Co., Ltd.                       12/15/99           6,000,000          $4,632,229          $.6730
John Leong                       1/10/00              25,000          $16,826             $.6730
Qi Zhang                         1/10/00             100,000          $67,304             $.6730
Heping Chen                      2/18/00              10,000          $6,730              $.6730
Anna Xiu
Mei Cui                          3/15/00             165,000          $111,051            $.6730
Symonds Wai
Ming Wong                        3/15/00             135,000          $90,860             $.6730
Lily Hong Qian                   3/16/00             102,000          $68,650             $.6730
Andy Lau                         3/16/00              40,200          $27,056             $.6730
Lily Hong Qian                   3/23/00              53,334          $53,843             $1.0096
Anna Xiu
Mei Cui                          4/15/00              29,068          $29,346             $1.0096
Anna Xiu
Mei Cui                          4/15/00             134,541            $135,827          $1.0096
Jiangping Bao                    4/30/00             541,000            $546,170          $1.0096
Jianguang Liu                    4/30/00             171,000            $172,634          $1.0096
Bihui Nan                        4/30/00             392,000            $395,746          $1.0096
Shirong Wang                     4/30/00             213,000            $215,036          $1.0096
Jun Xia                          4/30/00             200,000            $201,911          $1.0096
Honyan Zhao                      4/30/00             140,700            $142,045          $1.0096
Ji Xue Yu                         7/4/00              60,000             $60,576          $1.0096
Guang Yu Yang                     7/4/00              80,000             $80,768          $1.0096
Shenzhen Shidai Chuangye
 Investment Ltd.                  7/4/00             200,000            $201,920          $1.0096


With the exception of the sale to Andy Lau which was in
payment of a finders fee, each of the sales listed above was made for cash in a private offering under the Securities Act (British Columbia), and each of the purchasers was a non-U.S.
resident.   Each subscriber was required to represent, among
other things, that he or she was making the investment for his or her own account and not with a view to distribution of the securities, that he or she would not sell, transfer, assign or otherwise dispose of the securities except in compliance with all applicable securities laws, and that he or she is not a U.S. person, did not purchase the units for the account of a U.S. person, was not offered the securities in the United States, and did not execute or deliver the Subscription Agreement in the United States. On or about April 30, 2000, all of the shares listed above were exchanged for common stock of the Company pursuant to the share exchange agreement between the Company and its wholly-owned subsidiary.

Item 5.  Indemnification of Directors and Officers

          The Articles of Incorporation and the Bylaws of the Company provide for indemnification of officers, directors or controlling persons to the fullest extent permitted by Nevada law.


FINANCIAL STATEMENTS AND EXHIBITS

          (a) Audited financial statements for T.Z.F. International Investments, Inc., as and for the years ended December 31, 1999 and 1998, and unaudited financial statements for the four months ending April 30, 2000, are attached. See following pages.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.

Financial Statements

For the years ended December 31, 1999, and December 31,
1998.

SABAI SABAI ENTERPRISES, CORP.

INDEX to Financial Statements as at 31 December 1999 and
1998
[S]
Auditors' Report
Statement of Financial Position
Statement of Losses and Deficit
Statement of Cash Flows
Statement of Changes in Stockholders' Equity
Notes to the Financial Statements

AUDITORS' REPORT

To the stockholders of Sabai Sabai Enterprises, Corp.

We have audited the statements of financial position of Sabai Sabai Enterprises, Corp. as at 31 December 1998 and 1999 and the statements of losses and deficit, of cash flows and of changes in stockholders' equity for the period from 15 September 1998
(the date of incorporation) to 31 December 1998 and for the period from 1 January 1999 to 31 December 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures to the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 1998 and 1999 and the result of its operations, cash flows and changes in stockholders' equity for the period from 15 September 1998 to 31 December 1998, and for the period from 1 January 1999 to 31 december 1999 in accordance with generally accepted accounting principles in the United States of America.

These financial statements have been prepared assuming that the Company will continue as a going concern. As stated in Note 2 to the financial statements, the Company will require an infusion of capital to sustain itself. This requirement for additional capital raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, British Columbia, Canada
4 February 2000

Parker & Co.
Chartered Accountants

SABAI SABAI ENTERPRISES, CORP.
Statement of Financial Position
Audited

AS AT 31 DECEMBER                                       1999                          1998
CURRENT ASSETS

Cash                                                 $54,370                        $1,759

Total Current Assets                                  54,370                         1,759

TOTAL ASSETS                                         $54,370                        $1,759

AS AT 31 DECEMBER                                       1999                          1998

CURRENT LIABILITIES

Accounts payable                                 $       500                   $       374

Total current liabilities                                500                           374

STOCKHOLDERS' EQUITY

Share Capital, Note 3                                  1,600                         1,000
Additional paid-in
 capital                                              60,900                         1,500

Total share capital                                   62,500                         2,500

Deficit                                              (8,630)                       (1,115)

Total stockholders'
 equity                                               53,870                         1,385

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                                $54,370                   $     1,759

SABAI SABAI ENTERPRISES, CORP.
Statement of Losses and Deficit
Audited

                                                                          From the date of
                                                                            Incorporation,
                                                     For the                  15 September
                                                  Year Ended                       1998 to
                                                 31 December                   31 December
                                                        1999                          1998
REVENUE

Sales                                            $         0                   $         0
Interest Earned                                          956                             -

Total Revenue                                            956                             -

EXPENSES

Office Supplies                                            -                            38
Accounting                                               874                           695
Legal                                                  1,000                             -
Consulting                                             5,400                             -
Bank Charges                                             157                            32
Registration and filing fees                             270                           350
Transfer agent fees                                      770                             -

Total expenses                                         8,471                         1,115

LOSSES                                               (7,515)                       (1,115)

INCOME TAXES, NOTE 4                                       -                             -

NET LOSS                                             (7,515)                       (1,115)

DEFICIT, BEGINNING                                   (1,115)                             -

DEFICIT, ENDING                                     ($8,630)                      ($1,115)

LOSS PER SHARE, NOTE 5                         ($0.01)                       ($0.00)


SABAI SABAI ENTERPRISES, CORP.
Statement of Cash Flows
Audited

                                                                          From the date of
                                                                            Incorporation,
                                                     For the                  15 September
                                                  Year Ended                       1998 to
                                                 31 December                   31 December
                                                        1999                          1998
CASH PROVIDED (USED) FROM OPERATIONS

From operation
Net loss                                            ($7,515)                      ($1,115)

Changes in working capital other than cash
 Accounts payable                                        126                           374

                                                         126                           374

Total cash provided (used)
 from operations                                     (7,389)                         (741)

CASH PROVIDED (USED) BY
 INVESTMENT ACTIVITY                                       -                             -

CASH PROVIDED (USED) BY FINANCING ACTIVITY
 Proceeds from issuance
  of common stock                                     60,000                         2,500

Total cash provided by financing                      60,000                         2,500

CASH CHANGE                                           52,611                         1,759

CASH BEGINNING                                         1,759                             -

CASH ENDING                                          $54,370                        $1,759

COMPRISED OF:
 Cash                                                $54,370                        $1,759


SABAI SABAI ENTERPRISES, CORP.
Statement of Changes in Stockholders' Equity
From the Date of Incorporation, 15 September 1998 to 31 December 1999
Audited

                                                                       ADDITION-
                                  COMMON              COMMON                  AL            RETAINED
                                   STOCK               STOCK             PAID IN            EARNINGS
                                  ISSUED              AMOUNT             CAPITAL           (DEFICIT)
CONSIDERATION

Private placement
 for cash on 25
 September 1998                1,000,000              $1,000              $1,500

Net loss from
 date of incorporation to
 31 December 1998                                                                           ($1,115)

Balance as at 31 December
 1998                          1,000,000               1,000               1,500             (1,115)

Private placement
 for cash on 17
 February 1999                   600,000                 600              59,400

Net loss for the year ended
 31 December 1999                                                                            (7,515)

Balance as at 30 September
 1999                          1,600,000              $1,600             $60,900            ($8,630)


SABAI SABAI ENTERPRISES, CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended 31 December 1999
Audited

Note 1              THE CORPORATION AND ITS BUSINESS

Sabai Sabai Enterprises, Corp. was incorporated in the State of Nevada, United States of America on 14 September 1998 under the
Nevada Revised Statutes, Chapter 78, Private Corporations.

The Company has offices in Vancouver, British Columbia, Canada.
The Company has been organized to engage in any lawful activity.
No going concern business activity had started as at the date of these financial statements. The fiscal year end of the Company is 31
December.

Note 2              SUMMARY OF ACCOUNTING PRINCIPLES

These financial statements have been prepared in United States of America dollars, which have been rounded to the nearest whole dollar except for the net loss per share which has been rounded to the nearest cent, using United States of America Generally Accepted Accounting Principles. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activity has not yet begun and insufficient revenue has been generated to sustain the Company as a going concern without the infusion of additional capital.

Revenue will be recorded as a sale at the time the goods are shipped from the Company's warehouse. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the Company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

Note 3              SHARE CAPITAL

The authorized capital stock is 25,000,000 shares of common stock with a par value of $0.001.

1,600,000 shares of common stock have been issued as follows:

                                                                                     SHARE
CONSIDERATION                                 DATE              ISSUED             CAPITAL

Private placement
 for cash                              25 Sep 1998           1,000,000              $1,000

Balance as at                          31 Dec 1998           1,000,000               1,000

Private placement
Cash                                   17 Feb 1999             600,000                 600

Balance as at                          31 Dec 1999           1,600,000              $1,600

                                                  ADDITIONAL
                                                     PAID IN
                                                     CAPITAL                         TOTAL
Private placement
 for cash                                             $1,500                        $2,500

Balance as at                                          1,500                         2,500

Private placement
Cash                                                  59,400                        60,000

Balance as at                                        $60,900                       $62,500

On 25 September 1998 the Company issued 1,000,000 common shares with a par value o $0.001 for $0.0025 per share. These shares are "control securities" which cannot be sold except pursuant to certain limitations and restrictions.

On 17 February 1999 the Company issued 600,000 common shares with a par value of $0.001 for $0.10 per share.

Note 4              INCOME TAXES

Income taxes on losses have not been reflected in these financial statements as it is not virtually certain that these losses will be recovered before the expiry period of the loss carry forwards.

The accumulated losses carried forward are as follows:

YEAR INCURRED                           AMOUNT
1998                                    ($1,115)
1999                                    ( 7,515)
                                        ($8,630)

Note 5              LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the period presented.
Accordingly, basic and diluted loss per share are the same for all periods presented.

Note 6              RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. Office services are provided by the President of the Company. Such costs are immaterial to the financial statements and accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

SABAI SABAI ENTERPRISES, CORP.
FINANCIAL STATEMENTS
For the four months ended April 30, 2000

The unaudited financial statements of the Company for the four months ending April 30, 2000, follow. The financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented.

SABAI SABAI ENTERPRISES, CORP.
Index to Financial Statements as of April 30, 2000
(Unaudited)
[S]
Report on the Review of Pro Forma Financial Information
Pro Forma Consolidated Balance Sheet
Pro Forma Consolidated Statements of Loss
Pro Forma Consolidated Statements of Earnings (Deficit)
Notes to Pro Forma Consolidated Financial Statements

MOEN AND COMPANY
CHARTERED ACCOUNTANTS
PO Box 10129
1400 IBM Tower
701 West Georgia Street

Telephone: (604) 662-8899
Fax: (604) 662-8809
Vancouver, BC V7Y 1C6

REPORT ON THE REVIEW OF PRO FORMA FINANCIAL
INFORMATION

To the Directors and Shareholders of Sabai Sabai Enterprises,
Corp. (A Nevada Corporation) (A Development Stage Company)

We have reviewed the pro forma adjustments reflecting the acquisition of TZF International Herbs Investment, Inc. by Sabai Sabai Enterprises, Corp. (A Nevada Corporation) (A
Development Stage Company) described in Note 1 and the application of those adjustments to the historical amounts in the accompanying pro forma condensed balance sheet of Sabai Sabai Enterprises, Corp. as of April 30, 2000 and the pro forma condensed statement of income for the four months then ended. These historical condensed financial statements are derived from the historical unaudited financial statements of Sabai Sabai Enterprises, Corp., which were reviewed by us, and of TZF International Herbs Investment Inc., which were reviewed by us, appearing elsewhere herein. Such pro forma adjustments are based on management's assumptions as described in Note 2.
Our review was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments, and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

The objective of this pro forma financial information is to show what the significant effects on the historical information might have been if the acquisition of TZF International Herbs Investment Inc. had occurred at an earlier date. However, the pro forma condensed financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained if the abovementioned acquisition had actually occurred earlier.

Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the acquisition of TZF International Herbs Investment Inc. described in Note 1, that the related pro forma adjustment do not give appropriate effect the proper application of those adjustments to the historical financial statement amounts in the pro forma condensed balance sheets as of April 30, 2000, and the pro forma condensed statement of income for the four months then ended.

"Moen and Company"
Chartered Accountants
Vancouver, British Columbia, Canada
June 12, 2000

SABAI SABAI ENTERPRISES, CORP.
Pro Forma Consolidated Balance Sheet
April 30, 2000
(In US Dollars)
(Unaudited)

This pro forma financial information should be read in conjunction with the attached notes and the historical financial information contained therein.

ASSETS
Current Assets
 Cash and short term
  deposit (note 4)                                                   $           1,094,013
 Accounts receivable (note 5)                                                       13,217
 Subscriptions receivable (note 6)                                                 374,546
 Prepaid expense and deposit (note 7)                                                5,382
 Inventories, at lower of market or costs
  (note 2(d))                                                                      206,532
                                                                     $           1,693,690
Deferred lease expense, net of amortization
  (note 8)                                                                           5,047
Fixed Assets, at cost (note 2(c))                                                   64,749
 Less: accumulated depreciation                                                    (4,822)
                                                                                    59,927
Intangible Assets - technology rights,
 at cost (note 3)                                                                4,038,229
                                                                     $           5,796,893

Liabilities and Stockholders' Equity
Current Liabilities
 Accounts payable and accrued (note 9)                               $             125,417
 Accrued payroll deductions payable
  (note 10)                                                                         45,767
 Management fees payable (note 11 and 12(a))                                       168,205
 Due to related parties, unsecured, non interest
  bearing, with no specific terms of repayment
  (note 12(b))                                                                      60,755
                                                                                   400,144

Stockholders' Equity
 Capital Stock (note 13)
  Authorized
   25,000,000 common shares at 0.001 par value
  Issued
   20,01,843 common shares                                                          20,052
   Paid in capital in excess of par value
    of stock                                                                     5,395,380
 Deficit, accumulated during the development
  stage                                                                           (19,359)
 Cumulative translation (note 2(b))                                                    676
                                                                                 5,396,749
                                                                     $           5,796,893

Approved on behalf of the board:

"Johnson Chung Yu," Director
"Eric Liu," Director

SABAI SABAI ENTERPRISES, CORP.
Pro Forma Consolidated Statements of Loss
Four Months Ended April 30, 2000
(In US Dollars)
(Unaudited)

This pro forma financial information should be read in conjunction with the attached notes and the historical financial information contained therein.

Administration Costs
 Bank charges and interest, net                                                $      (29)
 Office costs                                                                          465
 Professional fees                                                                  10,107
 Transfer agency and filing fees                                                       185

Net loss for the period                                                        $    10,728

Net loss per share
Basic                                                                           $0.02
Diluted                                                                         $0.02

SABAI SABAI ENTERPRISES, CORP.
Pro Forma Consolidated Statements of Earnings (Deficit)
Four Months Ended April 30, 2000
(In US Dollars)
(Unaudited)

This pro forma financial information should be read in conjunction with the attached notes and the historical financial information contained therein.

Deficit, December 31, 1999                                           $             (8,631)
Net loss for the four month period
 ended April 30, 2000                                                             (10,728)

Deficit, April 30, 2000                                              $            (19,359)

SABAI SABAI ENTERPRISES, CORP.
Notes to Pro Forma Consolidated Financial Statements
April 30, 2000

Note 1.             BUSINESS OPERATIONS

a) The Company was incorporated on September 14, 1998 in the State of Nevada, U.S.A.

b) The Company is in the development stage and has not generated any significant revenue from operations. The deficit to April 30, 2000 has been accumulated during the development stage.

c) These financial statements are in United States of America
Dollars and prepared in accordance with United States of America Generally Accepted Accounting Principle (US GAAP).

d) Acquisition of TZF International Herbs Investment Inc.
As at April 30, 2000, the Company acquired 100% of the issued shares of TZF International Herbs Investment Inc. ("TZF") by the issuance of 18,451,843 common shares issued for total consideration of $5,352,932 made up of par value of $18,452 and additional paid-in capital of $5,334,480. Assets and liabilities of TZF being integrated into the historical information of Sabai Sabai are as follows as at April 30, 2000:

Assets
 Cash and short term deposits                                         $1,040,372
 Accounts receivable                                                      13,217
 Subscriptions receivable                                                374,546
 Prepaid expense and deposit                                               5,382
 Inventories                                                          206,532
 Deferred lease expense, net of amortization                               5,047
 Fixed assets, net of amortization                                        59,927
 Intangible assets, technology rights                                  4,038,229
                                                                       5,743,252
Liabilities
 Accounts payable and accrued                                            114,917
 Accrued payroll deductions payable                                       45,767
 Management fees payable                                                 168,205
 Due to related parties                                                   60,755
                                                                         389,644
Net assets including cumulative translation                            5,353,608
Cumulative translation, included in above,
 Booked in stockholders' equity of Sabai Sabai                             (676)
Net value in exchange for 18,451,843 Common
 Shares off Sabai Sabai and net equity on date of
    acquisition of TZF                                                $5,352,932

The historical information of Sabai Sabai that is the basis for the pro forma information at April 30, 2000 is as follows:

Summary Balance Sheet
 Assets
  Cash                                                                   $53,641
Liabilities
 Accounts payable and accrued                                             10,500
Stockholders' equity
 Capital stock - par value                                                 1,600
   - additional paid-in capital                                           60,900
                                                                          62,500
Deficit                                                                 (19,359)
                                                                          43,141
                                                                         $53,641

Note 2.             SIGNIFICANT ACCOUNTING POLICIES

a) Administration Costs

Administration costs are written off to operations when incurred.

b) Translation of Foreign Currency

The functional currency of the parent Company Sabai Sabai is the United States Dollar and of TZF is the Canadian Dollar and the reporting currency on a consolidated basis is the United
States Dollar.

The assets, liabilities, and operations of the Company are expressed in the functional currency of the Company in United States Dollars and for the subsidiary TZF in Canadian Dollars, the Canadian Dollar; in conformity with US GAAP, before they are translated into the reporting currency, the United States Dollar.

Monetary assets and liabilities are translated at the current rate of exchange.

The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.

The gain or loss on translation is reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on remeasurement are recognized in current net income.

Gains or losses from foreign currency transactions are recognized in current net income.

Fixed assets are measured at historical exchange rates that existed at the time of the transaction.

Depreciation is remeasured at historical exchange rates that existed at the time the underlying related asset was acquired.

An analysis of the changes in the cumulative translation adjustment as disclosed as part of stockholders' equity, is as follows:

                                 Four months ended                    Year Ended
                                         April 30,                  December 31,
                                              2000                1999                1998

Beginning balance                      $         -         $         -         $         -
Changes during the
 period                                        676                   -                   -

Ending Balance                         $       676         $         -         $         -


Fixed assets are translated at their historical exchange rates when the capital stock was issued.

The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the year.

c) Depreciation
The Company depreciates its capital assets based on the following methods:

Office equipment - 20% per annum on the declining balance basis
Leasehold improvement - based on the term of lease
Computer equipment - 30% per annum on the declining balance basis

As at April 30, 2000, the fixed assets and accumulated depreciation are as follows:

                                                           Accumulated            Net Book
                                              Cost        Depreciation               Value

Office equipment                           $12,257              $1,375              10,882
Leasehold improvements                      38,427               3,202              35,225
Computer equipment                          14,065                 245              13,820
                                           $64,749              $4,822             $59,927

d)  Inventories

The inventories are recorded at lower cost or market. As at April 30, 2000 the inventories total $206,532.

Note 3.             TECHNOLOGY ACQUISITION

By agreement dated December 15, 1999, Shenzhen Hengyunda
Enterprises Co. Ltd. of P.R. China agreed to sell and assign certain information and rights relating to a series of products known as the Snow Lotus Tea series products to TZF.

TZF International Herbs Investment Inc.("TZF") agreed to pay consideration of 4,038,229 by the issuance of 6,000,000 Class B common shares at a price of CAD$1.00 per share for total consideration of CAD$6,000,000 (US$4,038,229).

Shenzhen Hengyunda Enterprises Co. Ltd. has warranted that there are no charges or encumbrances against the rights being acquired.

This agreement includes the sale, assignment and transfer of all the right, title and interest in and to the Product Information and all the rights to use, exploit, develop or otherwise deal with the Product Information or the Project, including the right to register any Intellectual Property in connection with the Product, the same to be held and enjoyed by TZF and its successors and assigns as fully and effectively as the same would have been held and enjoyed by Shenzhen Hengyunda Enterprises Co. Ltd. had this transfer and assignment not been made.

Shenzhen Hengyunda Enterprises Co. Ltd. further agrees to execute and deliver all such documents and further assurances as may be necessary or desirable to give effect to the sale and assignment.

Amortization of the cost of the technology will commence when the products relating to the technologies are available to be marketed; which is expected to be effective May 1, 2000. The amortization period is for ten years on a straight-line basis.

Note 4.             CASH AND SHORT TERM DEPOSIT - $1,094,013

The total for cash and short term deposit as at April 30, 2000, is made up as follows:

Cash in bank current accounts                                           $405,583
Short term deposits - one month term GIC                                 688,430
Net book value                                                        $1,094,013

Note 5.             ACCOUNTS RECEIVABLE - $13,217

This balance represents the following:

Goods and Services Taxes refundable                                       $9,986
Trade account receivable                                                   3,231
Total                                                                    $13,217

Note 6.             SUBSCRIPTIONS RECEIVABLE - $374,546

Subscriptions receivable as at April 30, 2000 is made up as follows:

Jianguang Liu                                                           $172,634
Jun Xia                                                                  201,912
Total                                                                   $374,546

Subsequent to April 30, 2000 these amounts were received.

Note 7.  PREPAID EXPENSE AND DEPOSIT - $5,382

The balance of prepaid expense and deposit as at April 30, 2000, is the deposit for two months payment of office lease in Vancouver, Canada.

Note 8.  DEFERRED LEASE EXPENSES

The Company capitalized lease down payments and amortizes this amount over the lease period to which it applies. As at April 30, 2000 the deferred lease expense and amortization is as follows:

Lease down payment                                                        $6,730
Less: accumulated amortization                                           (1,683)
Net book value                                                            $5,047

Note 9. ACCOUNTS PAYABLE AND ACCRUED - $125,417

Details of the total of accounts payable and accrued as at April 30, 2000, are as follows:

Zhong Jia Yi Medical Ltd., Manufacturing costs                          $114,917
Frascona, Joiner, Goodman and Greenstein, P.C.
 Accrued legal fees                                                        5,000
Parker & Co., C.A., accrued accounting fee                                   500
Moen and Company, accrued accounting fee                                   5,000
Total                                                                   $125,417

Note 10. ACCRUED PAYROLL DEDUCTIONS PAYABLE -
         $45,767

Detail of the total of accrued payroll deductions payable as at April 30, 2000, are as follows:

Accrued payroll deductions for Mr. Xin Chen                              $22,883
Accrued payroll deductions for Mr. Eric Liu                               22,884
Total                                                                    $45,767

Note 11.            MANAGEMENT FEES PAYABLE - $168,205

Detail of the total of management fees payable as at April 30, 2000, are as follows:

Mr. Xin Chen                                                             $91,533
Mr. Chung Yu                                                              48,960
Mr. Eric Liu                                                              27,712
Total                                                                   $168,205


Note 12.            RELATED PARTY TRANSACTIONS - TZF:

a) By a director resolution dated December 1, 1998, each of Mr. Qing Liu, Director and Vice-president of the Company, Mr. Chung Yu,
Director and CEO of the Company and Mr. Xin Chen, Director and
Chairman of the Company will be paid CAD$8,000 per month as director's fees effective as of the date of this resolution. Payment of such director's fees may be deferred till such time until the Company has had a public offering, or as the Board of Directors otherwise decides in view of the financial situation of the Company.

As at April 30, 2000, management fees payable for which payment has deferred total $168,205 (see note 11).

b) The amount of $60,755 is due to a related party, Mr. Xin Chen, as at April 30, 2000 for loans that he has advanced to the Company.
This amount is unsecured, non interest bearing, with no specific terms of repayment.

c) A finder's fee of $167,354 was incurred by the Company, representing a fee due to Mr. Wang Yong of 10% of $1,673,543 of equity financing. The fee was paid by Mr. Xin Chen on behalf of the Company, of which $106,599 was reimbursed to Mr. Xin Chen. The amount of $60,755 is still owing to Mr. Xin Chen as at April 30, 2000, as outlined in (b) above.


Note 13.            CAPITAL STOCK

a) Authorized: 25,000,000 common shares with a par value of $0.001.
b) Issued and outstanding as at April 30, 2000 are as follows:

                                            Issued           Number of               Share
                                              Date              Shares             Capital
private placement                         25/09/98           1,000,000              $1,000
Balance                                   12/31/98           1,000,000               1,000
private placement                         17/02/99             600,000                 600
Balance                                   12/31/99           1,600,000               1,600
acquisition of TZF                                          18,451,843              18,452
Balance                                    4/30/00          20,051,843             $20,052

Note 13.            CAPITAL STOCK (continued)

                                        Additional
                                           Paid-in
                                           Capital                         Total
private placement                           $1,500                        $2,500
Balance                                      1,500                         2,500
private placement                           59,400                        60,000
Balance                                     60,900                        62,500

acquisition of TZF                       5,334,480                     5,352,932
Balance                                 $5,395,380                    $5,415,432


c) Outstanding Warrants of TZF at April 30, 2000

537,000 - warrants to purchase 537,000 common shares at CAD$1.00 per shares to December 17, 2000 increasing thereafter to CAD$2.00 per share to December 17, 2001.
1,874,643 - warrants to purchase 1,874,643 common shares at CAD$1.50 per shares to December 17, 2000 increasing thereafter to CAD$2.50 per share to December 17, 2001

It is expected that these warrants will be assigned to Sabai Sabai as part of the acquisition of 100% of the shares of TZF by Sabai Sabai.

Note 14.            INCOME TAXES

a) The most recent Federal Income Tax filing for Sabai Sabai for the US was for the year ended December 31, 1999. There is no indication of any income taxes payable to the US Internal Revenue Service.

b) The most recent Federal Income Tax filing for TZF for Canada was for the year ended December 31, 1999. There is no indication of any income taxes payable to the Canadian Customs and Revenue Agency, except the amount included in payroll deductions payable, as disclosed in note 10, above. There is a loss carried forward in Canadian operations that may be applied towards further profits, as follows:

          Year                          Amount
          2006                          $19,393
          2007                          305,438
          2008                          515,187
          Total                         $840,018

No deferred income taxes are recorded as an asset as a reserve has been claimed that offsets the amount of tax credit, as there is presently no indication that these tax losses will be utilized.

Note 15.            FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and short term deposit, accounts receivable, subscription receivable, prepaid expense and deposit, inventories, accounts payable and accrued, accrued payroll deductions payable, management fees payable and balances due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial statements approximated their carrying values.

Note 16.            LEASE OBLIGATIONS

a)  Canon Copier (NP-3825) Lease
On October 1, 1999, the Company entered into a 48 month lease with Dominion Technologies for a Canon Copier to be used by the Company. Lease payments are expensed as they are incurred. Lease obligations are as follows:

          2000                          CAD$ 1,327
          2001                          CAD$ 1,327
          2002                          CAD$ 1,327
          2003                          CAD$   995

b) Computer Lease
On October 1, 1999, the Company entered into a 36 month lease with Dominion Technologies for computer equipment to be used by the Company. Lease payments are expensed as they are incurred. Lease obligations are as follows:

          2000                          CAD$ 2,947
          2001                          CAD$ 2,947
          2002                          CAD$ 2,210

c) Vehicles Lease
On July 29, 1999, the Company entered into a 36 month lease with Mercedes-Benz Credit of Canada Inc. for two vehicles to be used by the Company. Lease payments are expensed as they are incurred.
Lease obligations are as follows:

          2000                          CAD$ 20,927
          2001                          CAD$ 20,927
          2002                          CAD$ 12,207

d)        Lease of Premises
The Company entered into a lease for offices on April 26, 1999 with Omnia Overseas Trading Ltd. for three years for monthly rent and costs of CAD$3,133.51, commence on July 1, 1999.

The first and the last months rent of CAD$6,631.15 is due at the time of signing. This amount has been paid and is recorded as prepaid expense and deposit as at April 30, 2000.

Summary of lease obligations
                                                                Equivalent
          Year                          CDN$                          US$
          2000                $         62,803              $         42,269
          2001                          62,803                        42,269
          2002                          34,545                        23,250
          2003                             995                      670
                              $      161,146                $     108,458

Note 17.            NET LOSS PER SHARE

Net loss per share is computing by dividing net loss by the weighted average of shares outstanding during the period.

Note 18.  PENSION AND EMPLOYMENT LIABILITIES

The Company does not have liabilities as at April 30, 2000, for pension, post-employment benefits or post-retirement benefits. The Company does not have a pension plan.

Note 19.  SUBSEQUENT EVENT

Subscriptions receivable unpaid as at April 30, 2000 were received in full by the Company as at the date of issuance of this financial information on June 12, 2000.




PART III

Item 1.  INDEX TO EXHIBITS

          The Exhibits listed below are filed as part of this Registration Statement.

Exhibit
No.                                       Document
2.1                 Agreement for Share Exchange
2.2                 Stock Purchase Agreement
3.1                 Articles of Incorporation
3.1a                Amendment to Articles of Incorporation
3.2                 Bylaws
4.1                 Specimen Stock Certificate
27.1                Financial Data Schedule - Year ended
                    December 31, 1999
27.2                Financial Data Schedule - Four months
                    April 30, 2000


SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.



By:  /s/ ________________________________
           Chung Yu, President

Date:     August 21, 2000

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Form 10-SB
GENERAL FORM FOR REGISTRATION OF
SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities
 Exchange Act of 1934

T.Z.F. INTERNATIONAL INVESTMENTS, INC.
(Name of Small Business Issuer in its charter)

Nevada                                            88-0404186
(State or other jurisdiction of                   (I.R.S. Employer
 incorporation or organization)                   Identification No.)

Unit 1, 3071 No. 5 Road
Richmond, B.C., Canada                               V6X 2T4
(Address of Principal Office)                       Zip Code

Issuer's telephone number:              (604) 718-2188

EXHIBIT INDEX

Exhibit
No.                             Document
2.1                 Agreement for Share Exchange
2.2                 Stock Purchase Agreement
3.1                 Articles of Incorporation
3.1a                Amendment to Articles of Incorporation
3.2                 Bylaws
4.1                 Specimen Stock Certificate
27.1                Financial Data Schedule - Year ended
                    December 31, 1999
27.2                Financial Data Schedule - Four months
                    April 30, 2000


EXHIBIT 2.1 - AGREEMENT FOR SHARE EXCHANGE

                               AGREEMENT FOR SHARE EXCHANGE

                    AGREEMENT FOR SHARE EXCHANGE
("AGREEMENT") dated as of May 30, 2000, to be effective as of April 30, 2000, by and among SABAI SABAI
ENTERPRISES CORP., a Nevada corporation ("SABAI") and
T.Z.F. INTERNATIONAL HERBS INVESTMENT, INC.,
British Columbia corporation ("TZF").

                                         RECITALS:

                    WHEREAS, the Boards of Directors of SABAI and TZF have approved the acquisition by SABAI of 100% of the issued and outstanding shares of TZF solely in exchange for voting stock of SABAI pursuant to the terms and conditions hereinafter set forth (the "Exchange"); and

                    WHEREAS, the parties desire to make certain representation, warranties and agreements in connection with the Exchange and also to prescribe various conditions to the Exchange.

                    NOW, THEREFORE, in consideration of the
foregoing recitals, which shall be considered an integral part of this Agreement, and the covenants, conditions, representations and warranties hereinafter set forth, the parties hereby agree as follows:

                                        ARTICLE I

                                       THE EXCHANGE

1.1  The Exchange. At the closing (as hereinafter defined)
SABAI shall acquire an aggregate of 10,000,000 shares of Class
A Common Stock, 6,000,000 shares of Class B Common Stock and 2,451,843 shares of Class B Preferred Stock of TZF, representing 100% of the issued and outstanding stock of TZF. Consideration to be issued by SABAI in exchange for the TZF shares shall be the issuance of one share of common stock of SABAI for each shares of SABAI Common Stock (the
"Exchange Shares"). The Exchange shall take place upon the terms and conditions provided for in this Agreement and applicable state law. At the Closing, there shall be no more than a total of 22,451,843 shares of SABAI issued and outstanding.
For Federal income tax purposes, it is intended that the Exchange shall constitute a reorganization within the meaning of
Section 368 of the Internal Revenue Code of 1986, as amended
(the "Code").

          1.2 Closing and Effective Time. Subject to the provisions of this Agreement, the parties shall hold a closing (the "Closing") on (i) the first business day on which the last of the conditions set forth in Article V to be fulfilled prior to the Closing is fulfilled or waived or (ii) such other date as the parties hereto may agree (the "Closing Date"), at such time and place as the parties hereto may agree. Such date shall be the date of Exchange (the "Effective Time").

                                        ARTICLE II

                              REPRESENTATIONS AND WARRANTIES


          2.1       Representations and Warranties of SABAI.
SABAI represents and warrants to TZF as follows:

          (a) Organization, Standing and Power. SABAI is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

          (b) Capital Structure. The authorized capital stock of SABAI consists of 100,000,000 shares of Common Stock, $0.001 par value per share. As of the close of business on April
30, 2000, 16,000,000 shares of SABAI Common Stock were outstanding (adjusted to account for a 10:1 forward split which was approved and completed on or about May 15, 2000). All outstanding shares of SABAI Common Stock are, and the Exchange Shares to be issued pursuant to this Agreement will be when issued pursuant to the terms of the resolution of the Board of Directors of SABAI approving such issuance, validly issued, fully paid and nonassessable and not subject to preemptive rights.
All of the issued and outstanding shares of SABAI Common
Stock were issued in compliance with all Federal and state securities laws. There are no options, warrants, calls, agreements or other rights to purchase or otherwise acquire from SABAI at any time, or upon the happening of any stated event, any shares of the capital stock of SABAI, whether or not presently issued or outstanding.

          (c) Certificate of Incorporation, By-Laws, and Minute Books. The copies of the Articles of Incorporation and of the By-Laws of SABAI which have been delivered to TZF are true, correct and complete copies thereof. The minute books of SABAI which have been made available for inspection contain accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of SABAI since the respective dates of incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

          (d) Authority. SABAI has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Director of SABAI. No other corporate or shareholder proceedings on the part of SABAI are necessary to authorize the Exchange, or the other transactions contemplated hereby.

          (e) Conflict with Other Agreements; Approvals. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "violation") pursuant to any provision of the Articles of Incorporation or By-laws or any organizational document of SABAI or, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to SABAI which violation would have a material adverse effect on SABAI taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") is required by or with respect to SABAI in connection with the execution and delivery of this Agreement by SABAI or the consummation by SABAI of the transactions contemplated hereby.

          (f) Books and Records. SABAI has made and will make available for inspection by TZF upon reasonable request all the books of SABAI relating to the business of SABAI. Such books of SABAI have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to TZF by SABAI are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

          (g) Compliance with Laws. SABAI is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

          (h) Financial Statements. SABAI has delivered to TZF audited financial statements for the periods ending
December 31, 1999 and 1998. Such financial statements are true and correct, and provide a fair and accurate presentation of the financial condition and assets and liabilities of SABAI as of the date thereof.

          (i) Litigation. There is no suit, action or proceeding pending, or, to the knowledge of SABAI, threatened against or affecting SABAI which is reasonably likely to have a material adverse effect on SABAI, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against SABAI having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

          (j) Tax Returns. SABAI has duly filed all tax reports and returns required to be filed by it and has fully paid all taxes and other charges claimed to be due from it by any federal, state or local taxing authorities (including without limitation those due in respect of its properties, income, franchises, licenses, sales and payrolls); there are not now any pending questions relating to, or claims asserted for, taxes or assessments asserted upon SABAI.

          2.2 Representations and Warranties of TZF. TZF represents and warrants to SABAI as follows:

          (a) Organization, Standing and Power. TZF is a corporation duly organized, validly existing and in good standing under the laws of British Columbia, Canada, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

          (b) Capital Structure. The authorized capital stock of TZF consists of 110,000,000 shares of Class A Common Stock without par value, 100,000,000 shares of Class B Common Stock without par value, 100,000,000 shares of Class A Preferred Stock without par value and 100,000,000 shares of Class B Preferred
Stock without par value. As of April 30,2000, a total of 10,000,000 shares of Class A Common Stock, 6,000,000 shares of Class B Common Stock and 2,451,843 shares of Class B
Preferred Stock were issued and outstanding. All outstanding shares of TZF Stock are validly issued, fully paid and nonassessable and not subject to preemptive rights or other restrictions on transfer. All of the issued and outstanding shares of TZF were issued in compliance with all applicable securities laws. There are no options, warrants, calls, agreements or other rights to purchase or otherwise acquire from TZF at any time, or upon the happening of any stated event, any shares of the capital stock of TZF, except that certain holders of Class B Preferred
Stock have warrants which entitle them to acquire 2,411,643 additional shares of Class B Preferred Stock.

          (c) Certificate of Incorporation, By-Laws and Minute Books. The copies of the Certificate of Incorporation and of the By-Laws of TZF which have been delivered to SABAI are true, correct and complete copies thereof. The minute books of TZF which have been made available for inspection contain accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of TZF since the date of incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

          (d) Authority. TZF has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of TZF and by its shareholders, and no other corporate or shareholder proceedings on the part of TZF are necessary to authorize the Exchange and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by TZF and constitutes a valid and binding obligation of TZF enforceable in accordance with its terms.

(e) Conflict with Agreements; Approvals. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of any provision of the Certificate of Incorporation or By-laws of TZF or of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to TZF or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to TZF in connection with the execution and delivery of this Agreement by TZF, or the consummation by TZF of the transactions contemplated hereby.

          (f) Financial Statements. TZF has furnished SABAI with unaudited financial statements as of December 31, 1999.
The TZF financials statements are substantially complete and correct in all material respects and fairly present in all material respects the financial condition and results of the operations of TZF and the changes in its financial position at such dates and for such periods and show all material liabilities, absolute or contingent of TZF.

          (g) Books and Records. TZF has made and will make available for inspection by SABAI upon reasonable request all the books of account, relating to the business of TZF. Such books of account of TZF have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to SABAI by TZF are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

          (h) Compliance with Laws. TZF is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

(i) Liabilities and Obligations. TZF has no material liabilities or obligations (absolute, accrued, contingent or otherwise) except (i) liabilities that are reflected and reserved against on the TZF financial statements as of December 31, 1999 that have not been paid or discharged since the date thereof and
(ii) liabilities incurred since the date of such financial statements in the ordinary course of business consistent with past practice and in accordance with this Agreement.

          (j) Litigation. There is no suit, action or proceeding pending, or, to the knowledge of TZF threatened against or affecting TZF which is reasonably likely to have a material adverse effect on TZF, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against TZF having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

          (k) Taxes. TZF has filed or will file within the time prescribed by law (including extension of time approved by the appropriate taxing authority) all tax returns and reports required to be filed with all other jurisdictions where such filing is required by law; and TZF has paid, or made adequate provision for the payment of all taxes, interest, penalties, assessments or deficiencies due and payable on, and with respect to such periods. TZF knows of (i) no other tax returns or reports which are required to be filed which have not been so filed and (ii) no unpaid assessment for additional taxes for any fiscal period or any basis therefor.

          (l) Licenses, Permits; Intellectual Property. TZF owns or possesses in the operation of its business all material authorizations which are necessary for it to conduct its business as now conducted. Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any notice or consent under or have any material adverse effect upon any such authorizations.


                                        ARTICLE III

                         COVENANTS RELATING TO CONDUCT OF BUSINESS

          3.1 Covenants of TZF and SABAI. During the period from the date of this Agreement and continuing until the Effective Time, TZF and SABAI each agree as to themselves and their related entities that (except as expressly contemplated or permitted by this Agreement, or to the extent that the other party shall otherwise consent in writing):

          (a) Ordinary Course. Each party shall carry on its respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted.

          (b) Dividends; Changes in Stock. No party shall (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock.

          (c) Issuance of Securities. No party shall issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting debt or convertible securities.

          (d) Governing Documents. No party shall amend or propose to amend its Certificate of Incorporation or By-laws.

          (e) No Dispositions. Except for the transfer of assets in the ordinary course of business consistent with prior practice, no party shall sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets, which are material, individually or in the aggregate, to such party.

          (f) Indebtedness. No party shall incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or guarantee any debt securities of others other than in each case in the ordinary course of business consistent with prior practice.

          3.2 Other Actions. No party shall take any action that would or is reasonably likely to result in any of its representations and warranties set forth in this Agreement being untrue as of the date made (to the extent so limited), or in any of the conditions to the Exchange set forth in Article V not being satisfied.

                                        ARTICLE IV

ADDITIONAL AGREEMENTS

          4.1 Name Change; License. It is contemplated by the parties that the corporate name of TZF shall be changed contingent upon and subsequent to the Closing Date.

          4.2 Shareholder Approval of TZF. The Shareholders of TZF have previously voted upon and approved the Exchange.

          4.3 Restricted SABAI Shares; Registration Rights. (a) The Exchange Shares will not be registered under the Securities
Act, but will be issued pursuant to an exemption from such registration requirements based upon representations and warranties made by the Shareholders. Accordingly, the Exchange Shares will constitute "restricted securities" for purposes of the Securities Act and applicable state securities laws and Shareholders will not be able to transfer such Exchange
Shares except upon compliance with the registration requirements of the Securities Act and applicable state securities laws or an exemption therefrom. The certificates evidencing the Exchange
Shares shall contain a legend to the foregoing effect and the Shareholders shall deliver at Closing an Investment Letter in substantially the form of Exhibit 4.2 hereto acknowledging the fact that the Exchange Shares are restricted securities and agreeing to the foregoing transfer restrictions.

          4.4 Access to Information. Upon reasonable notice, SABAI and TZF shall each afford to the officers, employees, accountants, counsel and other representatives of the other company, access to all their respective properties, books, contracts, commitments and records and, during such period, each of SABAI and TZF shall furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence until such time as such information otherwise becomes publicly available through no wrongful act of either party, and in the event of termination of this Agreement for any reason each party shall promptly return all nonpublic documents obtained from any other party, and any copies made of such documents, to such other party.

          4.5 Legal Conditions to Exchange. Each of SABAI and TZF will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Exchange and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their related entities or subsidiaries in connection with the Exchange. Each party will take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by SABAI or TZF or any of their related entities or subsidiaries in connection with the Exchange or the taking of any action contemplated thereby or by this Agreement.


          4.6 SABAI Board of Directors and Officers. The current officers and directors of SABAI shall remain in office following the Closing Date.

                                         ARTICLE V

                                   CONDITIONS PRECEDENT

          5.1 Conditions to Each Party's Obligation To Effect the Exchange. The respective obligation of each party to effect the Exchange shall be subject to the satisfaction prior to the Closing Date of the following conditions:

          (a) Necessary Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure to obtain which would have a material adverse effect on SABAI shall have been filed, occurred or been obtained.

          (b) National Quotation Bureau "Pink Sheet" Listing. SABAI shall continue to maintain its "Pink Sheet" listing.

          5.2 Conditions of Obligations of SABAI. The obligations of SABAI to effect the Exchange are subject to the satisfaction of the following conditions on or before the Closing Date unless waived by
SABAI:

          (a) Representations and Warranties. The representations and warranties of TZF set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and SABAI shall have received a certificate signed on behalf of TZF by the President of TZF to such effect.

          (b) Performance of Obligations of TZF. TZF shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior the Closing Date, and SABAI shall have received a certificate signed on behalf of TZF by the President to such effect.

          (c) Closing Documents. SABAI shall have received such certificates and other closing documents as counsel for SABAI shall reasonably request.

          (d) Consents. TZF shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of SABAI, individually or in the aggregate, have a material adverse effect on TZF and its subsidiaries and related entities taken as a whole upon the consummation of the transactions contemplated hereby. TZF shall also have received the approval of its shareholders in accordance with applicable law.

          (e) TZF Review. SABAI shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of TZF and shall not have determined that any of the representations or warranties of TZF contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that TZF is otherwise in violation of any of the provisions of this Agreement.

          (f) Pending Litigation. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of SABAI, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against TZF, the consequences of which, in the judgment of SABAI, could be materially adverse to TZF.

          5.3 Conditions of Obligations of TZF. The obligation of TZF to effect the Exchange is subject to the satisfaction of the following conditions unless waived by TZF:

          (a) Representations and Warranties. The representations and warranties of SABAI set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, TZF shall have received a certificate signed on behalf of SABAI by the Chief
Executive Officer to such effect.

          (b) Performance of Obligations of SABAI. SABAI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TZF shall have received a certificate signed on behalf of SABAI by the Chief Executive Officer to such effect.

          (c) Opinion of Counsel for SABAI. TZF shall have received an opinion dated the Closing Date of counsel for SABAI, in form and substance reasonably satisfactory to TZF and its counsel relating to such matters as are customarily delivered in connection with a Exchange transaction.

(d) Closing Documents. TZF shall have received such certificates and other closing documents as counsel for TZF shall reasonably request.

          (e) Consents. SABAI shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby.

          (f) TZF Review. TZF shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of SABAI and shall not have determined that any of the representations or warranties of SABAI contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that SABAI is otherwise in violation of any of the provisions of this Agreement.

          (g) Pending Litigation. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of TZF, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against SABAI the consequences of which, in the judgment of TZF, could be materially adverse to SABAI.

                                            ARTICLE VI

TERMINATION AND AMENDMENT

          6.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

          (a)       by mutual consent of SABAI and TZF;

          (b) by either SABAI or TZF if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other set forth in this Agreement which breach has not been cured within 5 business days following receipt by the breaching party of notice of such breach, or if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Exchange shall have become final and non-appealable; or

          (c) by either SABAI or TZF if the Exchange shall not have been consummated before May 30, 2000.

          6.2 Effect of Termination. In the event of termination of this Agreement by either TZF or SABAI as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto. In such event, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

          6.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, provided no amendment shall be made which by law requires approval by the shareholders of any party without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

          6.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                           ARTICLE VII

                                        GENERAL PROVISIONS

          7.1       Survival of Representations, Warranties and
Agreements. All of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time for a period of three years from the date of this Agreement.

          7.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)  If to SABAI to

                                        SABAI SABAI ENTERPRISES CORP.
                                        Unit 1, 3071 No. 5 Road
                                        Richmond, B.C. V6X 2T4

                                        Attention: Mr. Xin Chen, President

                              and

          (b)  if to TZF, to

                                        TZF International Herbs Investment, Inc.
                                        c/o Wei Shao
                                        Blake, Cassels & Graydon LLP
                                        Suite 2600 Three Bentall Centre
                                        595 Burrard Street, P.O. Box 49314
                                        Vancouver, B.C., Canada V7X 1L3

          7.3 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

          7.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          7.5 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

          7.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of law. Each party hereby irrevocably submits to the jurisdiction of any Nevada state court or any federal court in the State of Nevada in respect of any suit, action or proceeding arising out of or relating to this Agreement, and irrevocably accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.

          7.7 No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof or thereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including but not limited to money damages, for breach hereof or thereof or of any other provision of this Agreement or part hereof or thereof as a result of such holding or order.

          7.8 Publicity. Except as otherwise required by law or the rules of the SEC, so long as this Agreement is in effect, no party shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the written consent of the other party, which consent shall not be unreasonably withheld.

          7.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that SABAI or TZF may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary of such company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

          IN WITNESS WHEREOF, this Agreement has been signed by the parties set forth below as of the date set forth above.

SABAI SABAI ENTERPRISES CORP.


By:/s/ Chung Yu
   President


TZF INTERNATIONAL HERBS INVESTMENT, INC.


By:/s/ Chung Yu
   President































EXHIBIT 2.2 - STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT

          Agreement made and entered into as of March 17, 2000, among TZF International Herbs Investment, Inc. having an address at Unit 1 - 3071 No. 5 Road, Richmond, B.C., Canada
V6X 2T4 (hereinafter referred to as the "Buyer"), the persons executing this Agreement as Sellers (hereinafter collectively referred to as the "Seller"), and Sabai Sabai Enterprises Corp, a Nevada corporation, having an address at Suite 206, 455
Granville Street, Vancouver, B.C. V6C 1T1 (hereinafter referred to as the "Company").

          This Agreement sets forth the terms and conditions upon which the Seller is today selling to the Buyer, and the Buyer is today purchasing 1,000,000 shares of the issued and outstanding common stock of the Company, representing approximately
62.5% thereof (hereinafter referred to as the "Shares").

          In Consideration of the mutual agreements contained herein, the parties hereby agree as follows:

                                  I.  SALE OF THE SHARES

                    1.01 Shares being Sold. Subject to the terms and conditions of this Agreement, the Seller is selling, assigning and delivering the Shares to the Buyer at the closing provided for in Section 1.03 hereof (the "Closing"), free and clear of all liens, charges, or encumbrances of whatsoever nature.

                    1.02 Consideration. A total of $140,000 shall be due and payable in certified funds, bank check or wired funds at the Closing for purchase of the Shares.

                    1.03 Closing. The Closing of the transactions provided for in Section 1.04 and 1.05 shall take place at the offices of Blake, Cassels & Graydon LLP, Suite 2600, Three
Bentall Centre, 595 Burrard Street, Vancouver, British Columbia,
Canada V7X IL3 at 4:30 P.M. on March 16, 2000, or at such other date and time as the parties may mutually agree in writing.

                    1.04 Delivery by the Agent. At the Closing, the Seller shall deliver to the Buyer (i) certificates representing the Shares, endorsed in blank and otherwise in form acceptable for transfer on the books of the Company, and (ii) all contracts, books and records of the Company not previously delivered.

                    1.05 Delivery by the Buyer. At the Closing the Buyer shall deliver to the Seller the payment provided for in
Section 1.02 hereof.

                                II.  RELATED TRANSACTIONS.

                    2.01 Finder. Seller and Buyer acknowledge that there were no finders with respect to the transaction contemplated herein.

                    2.02 Expenses of the Transaction. Each party is responsible for paying all expenses of the transaction incurred by it, including but not limited to filing fees, legal fees, accounting fees, printing expenses, certificate engraving fees and transfer agent fees.

                    2.03 Resignations. At the Closing, all of the current directors and officers of the Company shall deliver their resignations after having elected all designees of the Buyer.

                    2.04      Purpose of Transaction.  Buyer is
purchasing the Shares in anticipation of the completion of a business combination transaction between the Company and the
Buyer pursuant to which the Buyer will become a wholly-owned
subsidiary of the Company.   Accordingly, as soon as reasonably
practical after the Closing, a share exchange transaction shall be completed pursuant to which the Company shall issue up to 16,000,000 shares (as adjusted to reflect a 10:1 forward split) to acquire all of the issued and outstanding stock of the Buyer, and the Buyer shall thereafter surrender the Shares for cancellation. Following completion of the business combination transaction, the Company will then have a total of not more than 22,000,000 shares of common stock issued and outstanding.

          III.  REPRESENTATIONS AND WARRANTIES BY
SELLER.

          The Seller  hereby represents and warrants as follows:

                    3.01      Organization, Capitalization, etc.

                              (a)  The Company is a corporation duly
organized, validly existing, and in good standing under the laws of the State of Nevada, and is qualified in no other state.

                              (b)  The authorized capital stock of the
Company consists of 25,000,000 shares of common stock of which 1,600,000 shares are currently issued and outstanding.
All of the Shares are owned free and clear of any liens, claims, options, charges, or encumbrances of whatsoever nature. The
Seller has the unqualified right to sell, assign, and deliver the Shares, and upon consummation of the purchase and sale transaction contemplated by this Agreement, the Buyer will acquire good and valid title to the Shares, free and clear of all liens, claims, options, charges, and encumbrances of whatsoever nature. There are no outstanding options or other agreements of any nature whatsoever relating to the issuance by the Company of any shares of its capital stock.

                              (c)  The Shareholder list dated March 16,
2000, which is attached hereto as Exhibit A, was prepared by Signature Stock Transfer, the Transfer Agent of the Company, and is a true and correct copy of the current list of shareholders of the Company as of the date of execution of this Agreement and accurately reflects which of the presently issued and outstanding shares of common stock of the Company constitute free trading shares and which constitute restricted securities, as that term is defined in Rule 144 under the Securities Act of 1933.

                              (d)  The Company's common stock is
approved for trading in the National Quotations Bureau Pink
Sheets under the symbol "SBAI."

                    3.02 Authority; No Violation. The execution and delivery of this Agreement by the Company and by the Seller, and the consummation by them of the transactions contemplated hereby have been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of the Certificate of Incorporation or bylaws of the Company, or of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Company or any of the Seller is a party or by which either the Company or the Seller is bound.

                    3.03  Financial Statements.  The Seller has
delivered to the Buyer audited financial statements of the Company for the periods ending April 30, 1999 and December
31, 1998.   Such financial statements are true and correct, and a
fair and accurate presentation of the financial condition and assets and liabilities (whether accrued, absolute, contingent, or otherwise) of the Company as of the date thereof.

                    3.04 Tax Returns. The Company has duly filed all tax reports and returns required to be filed by it and has fully paid all taxes and other charges claimed to be due from it by federal, state, or local taxing authorities (including without limitation those due in respect of its properties, income, franchises, licenses, sales, and payrolls); there are no liens upon any of the Company's property or assets; there are not now any pending questions relating to, or claims asserted for, taxes or assessments asserted against the Company.

                    3.05 Undisclosed Liabilities. Except to the extent listed in Schedule 3.05 attached hereto, or reflected or reserved against in the April 30, 1999, balance sheet of the Company provided to the Buyer pursuant to Section 3.03 hereof, the Company, as of the date hereof, had no liabilities or obligations of any nature, whether absolute, accrued, contingent, or otherwise and whether due or to become due. Further, the Seller does not know or have any reasonable ground to know of any basis for the assertion against the Company of any liability or obligation of any nature or in any amount not fully reflected or reserved against in the April 30, 1999, balance sheet or
Schedule 3.05 attached hereto.

                    3.06 Absence of Certain Changes. The Company has not since April 30, 1999, and as of the Closing will not have:

                              (a)       Suffered any material adverse
change in financial condition, assets, liabilities, business, or prospects;

                              (b)       Incurred any additional obligations
or liabilities (whether absolute, accrued, contingent, or otherwise) which it either has not previously satisfied or will not satisfy at or before Closing;

                              (c)       Paid any claim or discharged or
satisfied any lien or encumbrance or paid or satisfied any liability (whether absolute, accrued, contingent, or otherwise) other than liabilities shown or reflected in the Company's April
30, 1999 balance sheet or liabilities incurred since April 30, 199, and listed on Schedule 3.05 hereto;

                              (d)       Declared, paid, or set aside for
payment to its stockholders any dividend or other distribution in respect of its capital stock or redeemed or purchased or otherwise acquired any of its capital stock or any options relating thereto or agreed to take any such action; or

                              (e)       Made any material change in any
method of accounting or accounting practice.

                    3.07      Litigation.  There are no actions,
proceedings, or investigations pending or, to the knowledge of the Company or the Seller, threatened against the Company, and neither the Company nor the Seller know or have any reason to know of any basis for any such action, proceedings, or investigation. There is no event or condition of any kind or character pertaining to the business, assets, or prospects of the Company that may materially and adversely affect such business, assets or prospects.

                    3.08 Disclosure. The Seller has disclosed to the Buyer all facts material to the assets, prospects, and business of the Company. No representation or warranty by the Seller contained in this Agreement, and no statement contained in any instrument, list, certificate, or writing furnished to the Buyer pursuant to the provisions hereof or in connection with the transaction contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading or necessary in order to provide a prospective purchaser of the business of the Company with proper information as to the Company and its affairs.

          IV.  REPRESENTATIONS AND WARRANTIES BY
BUYER.

          The Buyer hereby represent and warrant as follows:

                    4.01 Organization. Buyer is a corporation, duly organized and validly existing under the laws of British
Columbia, Canada.

                    4.02 Authority; No Violation. The execution and delivery of this Agreement by the Buyer, and the consummation by the Buyer of the purchase and sale transaction contemplated hereby, has been duly authorized. Neither the execution nor the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will constitute a violation of Nevada or British Columbia law, or the law of any other state.

                    4.03 Representations Regarding the Acquisition of the Shares.

                              (a)  The Buyer acknowledges that the
Shares constitute "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, and that the Shares may not be sold or transferred in the absence of an effective registration statement or the availability of an exemption from registration;

                              (b)  The Buyer is purchasing the Shares for
its own account, for investment purposes, and not with a view to sale or distribution;

                              (c)  The Buyer understands the speculative
nature and risks of investments associated with the Company and confirms that it is able to bear the risk associated with the investment;

                              (d) The Buyer has had the opportunity to
ask questions of the Company and the Seller and receive additional information from the Company and the Seller to the extent that the Company and the Seller possessed such information, or could acquire it without unreasonable effort or expense necessary to evaluate the merits and risks of any investment in the Company.

                             V.  SURVIVAL OF REPRESENTATIONS;
INDEMNIFICATION.

                    5.01  Survival of Representations.  All
representations, warranties, and agreements made by any party in this Agreement or pursuant hereto shall survive the execution and delivery hereof and any investigation at any time made by or on behalf of any party.

                    5.02  Indemnification by Agent.  The Seller
hereby agrees to indemnify the Buyer and hold Buyer harmless from and in respect of any assessment, loss, damage, liability, cost, and expense (including, without limitation, interest, penalties, and reasonable attorneys' fees), imposed upon or incurred by the Buyer resulting from a breach of any agreement, representation, or warranty by the Seller or by the Company, including, but not limited to, any undisclosed liabilities or obligations of the Company, whether known by Seller or not, as described in Section 3.05 of this Agreement. Assertion by the Buyer of its right to indemnification under this Section 5.02 shall not preclude the assertion by the Buyer of any other rights or the seeking of any other remedies against the Seller.

                    5.03  Indemnification by Buyer.  The Buyer
agrees to indemnify the Seller and hold Seller harmless from and in respect of any assessment, loss, damage, liability, cost, and expense (including, without limitation, interest, penalties, and reasonable attorneys' fees), imposed upon or incurred by the Seller resulting from a breach of any agreement, representation, or warranty of the Buyer contained herein.

                           VI.  ADDITIONAL CONDITIONS TO CLOSING

                    6.01 Obligation of Buyer to Close. Buyer shall not be obligated to close this transaction unless:

                              (a)  Buyer is satisfied with the condition of
the Company following a due diligence review of the books, records, business and affairs of the Company. The Company agrees to provide Buyer and its agents complete access to all of the Company's books, records and personnel for purposes of enabling Buyer to conduct its investigation.

                              (b)  There are no material liabilities on the
books of the Company, other than as disclosed in the Company's financial statements for April 30, 1999, or Schedule 3.05 hereto, and there are no undisclosed or contingent liabilities.

                              (c)  There have been no changes in the
Company's business or capitalization between the date of signing this Agreement and the date of Closing, other than as required herein.

                              (d)  The Company's shares are approved
for trading in the NQB Pink Sheets.

                              (e)  The current officers and directors of
the Company shall have tendered their resignations effective as of the date of Closing, and the current directors shall have appointed persons designated by Buyers as successor members of the Board of Directors to fill the vacancies created by the resignation of the current directors.

                    6.02 Seller's Obligation to Close. Seller shall not be obligated to close this transaction unless following a due diligence review of the books, records, business and affairs of the Buyer and its proposed business plan, Seller is satisfied with the condition of the Buyer and of its plan for completion of a business combination transaction involving the Company in accordance with Section 2.05 hereof.

                                    VII.  MISCELLANEOUS

                    7.01 Expenses. Each of the parties shall bear its own expenses incurred in conjunction with the Closing hereunder.

                    7.02 Further Assurances. From time to time, at the request of the Buyer and without further consideration, the Seller shall execute and transfer such documents and take such action as the Buyer may reasonably request in order to effectively consummate the purchase and sale transaction herein contemplated.

                    7.03  Parties in Interest.  All the terms and
provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the heirs, beneficiaries, representatives, successors, and assigns of the parties hereto.

                    7.04  Prior Agreements; Amendments.  This
Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

                    7.05  Headings.  The section and paragraph
headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

                    7.06 Confidentiality. Each party hereby agrees that all information provided by the other party and identified as "confidential" will be treated as such, and the receiving party shall not make any use of such information other than with respect to this Agreement. If the Agreement shall be terminated, each party shall return to the other all such confidential information in their possession, or will certify to the other party that all of such confidential information that has not been returned has been destroyed.

                    7.07 Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed
(registered or certified mail, postage prepaid, return receipt requested) as follows:


If to the Seller:

                                        c/o Tom Gelfand
                                        #206 - 455 Granville Street
                                        Vancouver, British Columbia
                                        Canada V6C 1T1

          If to the Buyer:

                                        c/o Wei Shao
                                        Blake, Cassels & Graydon LLP
                                        Suite 2600 Three Bentall Centre
                                        595 Burrard Street, P.O. Box 49314
                                        Vancouver, B.C., Canada V7X 1L3

                    7.08 Effect. In the event any portion of this Agreement is deemed to be null and void under any state or federal law, all other portions and provisions not deemed void or voidable shall be given full force and effect.

                    7.09  Counterparts.  This Agreement may be
executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                    IN WITNESS WHEREOF, this Agreement has
been duly executed and delivered by the Seller, the Buyer and the Company on the date first above written to be effective as of March 16, 2000.


BUYER:                                  COMPANY:
TZF International Herbs                 Sabai Sabai Enterprises Corp
Investment, Inc.


By:/s/ Chung Yu                         By:/s/ Daisy Fisher
Authorized Agent                        Authorized Agent


SELLER:

/s/ Daisy Fisher

/s/ Fred Fisher
















EXHIBIT 3.1 -  ARTICLES OF INCORPORATION OF SABAI
SABAI ENTERPRISES CORP.

                                 ARTICLES OF INCORPORATION

                                            OF

                              SABAI SABAI ENTERPRISES, CORP.

          The undersigned, to form a Nevada corporation, CERTIFIES THAT:

          I.        NAME: The name of the corporation is: SABAI
SABAI ENTERPRISES, CORP.

          II.       REGISTERED OFFICE: RESIDENT AGENT:
The location of the registered office of this corporation within the State of Nevada is 711 S. Carson St. Suite 4, Carson City, Nevada 89701; this corporation may maintain an office or offices in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors or by the By-Laws of the corporation; and this corporation may conduct all corporation business of every kind or nature, including the holding of any meetings of directors or shareholders, inside or outside the State of Nevada, as well as without the State of Nevada.

          The Resident Agent for the corporation shall be Resident Agents of Nevada, Inc., 711 S. Carson St. Suite 4, Carson City,
Nevada 89701.

          III.      PURPOSE: The purpose for which this
corporation is formed is: To engage in any lawful activity.

          IV.       AUTHORIZATION OF CAPITAL STOCK: The
amount of the total authorized capital stock of the corporation shall be TWENTY-FIVE THOUSAND Dollars ($25,000.00), consisting of TWENTY-FIVE MILLION (25, 000,000) shares of Common Stock, par value $.001 per share.

          V.        INCORPORATOR:  The name and post office
address of the Incorporator signing these Articles of Incorporation is as follows:

NAME                                    POST OFFICE ADDRESS

Resident Agents of                      711 S. Carson St. Suite 4
Nevada, Inc.                            Carson City, Nevada 89701

          VI.       DIRECTORS:  The governing board of this
corporation shall be known as directors, and the first Board shall consist of two (2) directors.

          The number of directors may, pursuant to the By-Laws, be increased or decreased by the Board of Directors, provided there shall be no less than one (1) nor more than nine (9)
Directors.

          The name and post office addresses of the directors constituting the first Board of Directors is as follows:

NAME                                    POST OFFICE ADDRESS

DAISY FISHER                            801 King St. West Suite 1021
Toronto, Ontario                        Canada M5V 3C9

FREDERICK STEVEN                        #30B Cedar Tower,
FISHER                                  President Park
                                        99 Sukhumvit 24 Road,
                                        Klongton, Kongtoey, Bangkok
                                        Thailand 10110

          VII. STOCK NON-ASSESSABLE: The capital stock, or the holders thereof, after the amount of the subscription price has been paid in, shall not be subject to any assessment whatsoever to pay the debts of the corporation.

          VIII. TERM OF EXISTENCE: This corporation shall have perpetual existence.

          IX. CUMULATIVE VOTING: No cumulative voting shall be permitted in the election of directors.

          X. PREEMPTIVE RIGHTS: Shareholders shall not be entitled to preemptive rights.

          XI. LIMITED LIABILITY: No officer or director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability (i) for any breach of the officer or directors duty of loyalty to the Corporation or its Stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the officer or director derived any improper personal benefit. If the Nevada General Corporation Law is amended after the date of incorporation to authorize corporate action further eliminating or limiting the personal liability of officers or directors, then the liability of an officer or director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada General Corporation Law, or amendments thereto. No repeal or modification of this paragraph shall adversely affect any right or protection of an officer or director of the Corporation existing at the time of such repeal or modification.

          XII. INDEMNIFICATION: Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a proceeding), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an officer or director of the Corporation or is or was serving at the request of the Corporation as an officer or director of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans whether the basis of such proceeding is alleged action in an official capacity as an officer or director shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Nevada General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys fees, judgments, fines excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided herein with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided however, that, if the Nevada General Corporation Law requires the payment of such expenses incurred by an officer or director in his or her capacity as an officer or director (and not in any other capacity in which service was or is rendered by such person while an officer or director, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, payment shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified under the Section or otherwise.

If a claim hereunder is not paid in full by the Corporation within ninety days after a written claim has been received by the Corporation, the claimant may, at any time thereafter, bring suit against the Corporation to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Nevada General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Nevada General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

The Corporation may maintain insurance, at its expense, to protect itself and any officer, director, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law.

The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification to any employee or agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of officers and directors of the Corporation or individuals serving at the request of the Corporation as an officer, director, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise.

          THE UNDERSIGNED, being the Incorporator hereinafter named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, does make and file these Articles of Incorporation, hereby declaring and certifying the facts herein stated are true, and, accordingly, has hereunto set his hand this 14th day of September, 1998.


__________________________________
Patricia A. Bozin, Sole Incorporator
For Resident Agents of Nevada, Inc.


STATE OF NEVADA                         )
                                        )         SS.
COUNTY OF CARSON                        )

          On this 14th day of September, 1998, before me, a Notary Public, personally appeared Patricia A. Bozin, who acknowledged to me that she executed the above instrument.


______________________________
Notary Public

EXHIBIT 3.1a - AMENDMENT TO ARTICLES OF
INCORPORATION FOR SABAI SABAI ENTERPRISES
CORP.

Certificate of Amendment to Articles of Incorporation for Sabai
Sabai Enterprises Corp.

1. Name of Corporation: Sabai Sabai Enterprises Corp.

2. The Articles have been amended as follows:

Pursuant to the provisions of NRS. 78.390, the undersigned
Corporation adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: The name of the corporation is Sabai Sabai Enterprises
Corp.

(1) ARTICLE I of the Articles of Incorporation of the Corporation shall be amended in its entirety to read as follows:

The name of the corporation is: T.Z.F. International Investments, Inc.

SECOND: ARTICLE IV of the Articles of Incorporation of the Corporation shall be amended in its entirety to read as follows:

The amount of the total authorized capital stock of the corporation shall be ONE HUNDRED THOUSAND Dollars
($100,000.00), consisting of ONE HUNDRED MILLION
(100,000,000) shares of Common Stock, par value $.001 per share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 62.5%.

4. Signatures


/s/  CHUNG YU                           /s/ QING LIU
____________________                    _______________
 President                              Secretary


File # C21715-98
May 25, 2000
The office of Dean Heller
Nevada Secretary of State

EXHIBIT 3.2 -  BYLAWS OF T.Z.F. INTERNATIONAL
INVESTMENTS, INC.

                                          BYLAWS

                                            OF

                              SABAI SABAI ENTERPRISES, CORP.


                                         ARTICLE I
                                         OFFICERS

          1.1 Business Office

          The principal business office ("principal office") of the corporation shall be located at any place either within or without the state of Nevada as designated in the corporation's most current Annual Report filed with the Nevada Secretary of State.
The corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the corporation may require from time to time. The corporation shall maintain at its principal office a copy of certain records, as specified in Section 2.14 of
Article 2.

          1.2 Registered Office

          The registered office of the corporation shall be located within Nevada and may be, but need not be, identical with the principal office, provided the principal office is located within Nevada. The address of the registered office may be changed from time to time by the Board of Directors.

                                        ARTICLE II
                                       SHAREHOLDERS

          2.1       Annual Shareholder Meeting

The annual meeting of the shareholders shall be held on the 14th day of September each year, beginning with 1999, at the hour of 1 o'clock p.m., or at such other time on such other day within such month as shall be fixed by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day.

          If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any subsequent continuation after adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as convenient.

          2.2       Special Shareholder Meetings

          Special meetings of the shareholders, for any purpose or purposes described in the notice of meeting, may be called by the president, or by the Board of Directors, and shall be called by the president at the request of the holders of not less than one-tenth of all outstanding shares of the corporation entitled to vote on any issue at the meeting.

          2.3       Place of Shareholder Meetings

          The Board of Directors may designate any place, either within or without the State of Nevada, as the place for any annual or any special meeting of the shareholders, unless by written consent, which may be in the form of waivers of notice or otherwise, all shareholders entitled to vote at the meeting designate a different place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made by either the Board of Directors or unanimous action of the voting shareholders, the place of meeting shall be the principal office of the corporation in the State of Nevada.

          2.4       Notice of Shareholder Meetings

                    (a) Required Notice. Written notice stating the place, day and hour of any annual meeting shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the president, the Board of Directors, or other persons calling the meeting, to each shareholder of record entitled to vote at such meeting and to any other shareholder entitled by the laws of the State of Nevada governing corporations (the "Act") or the
Articles of Incorporation to receive notice of the meeting.
Notice shall be deemed to be effective at the earlier of: (1) When deposited in the united States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid; (2) on the date shown
on     the return receipt requested, and the receipt is signed by or on behalf of the addressee; (3) when received; or (4) 5 days after deposit in the United States mail, if mailed postpaid and correctly addressed to an address, provided in writing by the shareholder, which is different from that shown in the corporation's current record of shareholders.

                    (b) Adjourned Meeting. If any shareholder meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, and place if the new date, time and place is announced at the meeting before adjournment. But if a new record date for the adjourned meeting is, or must be fixed (see Section 2.5 of this Article 2) then notice must be given pursuant to the requirements of paragraph (a) of this Section 2.4, to those persons who are shareholders as of the new record date.

                    (c) Waiver of Notice. A shareholder may waive notice of the meeting (or any notice required by the Act, Articles of Incorporation, or Bylaws), by a writing signed by the shareholder entitled to the notice, which is delivered to the corporation (either before or after the date and time stated in the notice) for inclusion in the minutes of filing with the corporate records.

          A shareholder's attendance at a meeting:

          (1) Waives objection to lack of notice or defective notice of the meeting unless the shareholder, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

          (2) Waives objection to consideration of a particular matter at the meeting that is not within the purposes or purposes described in the meeting notice, unless the shareholder objects to consideration of the matter when it is presented.

                    (d) Contents of Notice. The notice of each special shareholder meeting shall include a description of the purpose or purposes for which the meeting is called. Except as provided in this Section 2.4(d), or as provided in the corporation's articles, or otherwise in the Act, the notice of an annual shareholder meeting need not include a description of the purpose or purposes for which the meeting is called.

          If a purpose of any shareholder meeting is to consider either: (1) a proposed amendment to the Articles of Incorporation (including any restated articles requiring shareholder approval);
(2) a plan of merger or share exchange; (3) the sale, lease, exchange or other disposition of all, or substantially all of the corporation's property; (4) the dissolution of the corporation; or
(5) the removal of a director, the notice must so state and be accompanied by, respectively, a copy or summary of the: (a) articles of amendment; (b) plan of merger or share exchange;
and (c) transaction for disposition of all, or substantially all, of the corporation's property. If the proposed corporate action creates dissenters' rights, as provided in the Act, the dissenters' rights, and must be accompanied by a copy of relevant provisions of the Act. If the corporation issues, or authorizes the issuance of shares for promissory notes or for promises to render services in the future, the corporation shall report in writing to all the shareholders the number of shares authorized or issued, and the consideration received if the corporation indemnifies or advances expenses to an officer or director, this shall be reported to all the shareholders with or before notice of the next shareholder meeting.

          2.5       Fixing of Record Date

          For the purposes of determining shareholders of any voting group entitled to notice of or to vote at any meeting of shareholders, or shareholders entitled to receive payment of any distribution or dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date. Such record date shall not be more than 70 days prior to the date on which the particular action requiring such determination of shareholders entitled to notice of, or to vote at a meeting of shareholders, or shareholders entitled to receive a share dividend or distribution. The record date for determination of such shareholders shall be at the close of business on:

                    (a) With respect to an annual shareholder meeting or any special shareholder meeting called by the Board of Directors or any person specifically authorized by the Board of Directors or these Bylaws to call a meeting, the Day before the first notice is given to shareholders;

                    (b) With respect to a special shareholder meeting demanded by the shareholders, the date the first shareholder signs the demand;

                    (c) With respect to the payment of a share dividend, the date Board of Directors authorizes the share dividend;

                    (d) With respect to actions taken in writing without a meeting (pursuant to Article 2, Section 2.12, the first date any shareholder signs a consent; and

                    (e) With respect to a distribution to shareholders, (other than one involving a repurchase or reacquisition of shares), the date the Board of Directors authorizes the distribution.

          When a determination of shareholders entitled to vote at any meeting of shareholders has been made, as provided in this section, such determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

          If no record date has been fixed, the record date shall be the date the written notice of the meeting is given to shareholders.

          2.6       Shareholder List

          The officer or agent having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of shareholders, make a complete record of the shareholders entitled to vote at each meeting of shareholders, arranged in alphabetical order, with the address of and the number of shares held by each. The list must be arranged by class or series of shares. The shareholder list must be available for inspection by any shareholder, beginning two business days after notice of the meeting is given for which the list was prepared and continuing through the meeting. The list shall be available at the corporation's principal office or at a place in the city where the meeting is to be held, as set forth in the notice of meeting. A shareholder, his agent, or attorney is entitled, on written demand, to inspect and, subject to the requirements of
Section 4 of this Article 2, to copy the list during regular business hours and at his expense, during the period it is available for inspection. The corporation shall maintain the shareholder list in written form or in another form capable of conversion into written form within a reasonable time.

          2.7       Shareholder Quorum and Voting Requirements

          A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a dully organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

          Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting.

          If a quorum exists, a majority vote of those shares present and voting at a duly organized meeting shall suffice to defeat or enact any proposal unless the Statutes of the State of Nevada, the Articles of Incorporation or these Bylaws require a greater-than-majority vote, in which event the higher vote shall be required for the action to constitute the action of the corporation.

          2.8       Increasing Either Quorum or Voting Requirements

          For purposes of this Section 2.8, a "supermajority" quorum is a requirement that more than a majority of the votes of the voting group be present to constitute a quorum; and a "supermajority" voting requirement is any requirement that requires the vote of more than a majority of the affirmative votes of a voting group at a meeting.

          The Shareholders, but only if specifically authorized to do so by the Articles of Incorporation, may adopt, amend, or delete a Bylaw which fixes a "supermajority" quorum or "supermajority" voting requirement.

          The adoption or amendment of a Bylaw that adds, changes, or deletes a"supermajority" quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then if effect or proposed to be adopted, whichever is greater.

          A Bylaw that fixes a supermajority quorum or voting requirement for shareholders may not be adopted, amended, or repealed by the Board of Directors.

          2.9       Proxies

          At all meetings of shareholders, a shareholder may vote in person, or vote by written proxy executed in writing by the shareholder or executed by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation or other person authorized to tabulate votes before or at the time of the meeting. No Proxy shall be valid after eleven (11) months from the date of its execution unless otherwise specifically provided in the proxy or coupled with an interest.

          2.10      Voting of Shares

          Unless otherwise provided in the articles, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

          Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without the transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without transfer of such shares into his name.

          Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the Court by which such receiver was appointed.

          A shareholder whose shares are pledged shall be entitled to vote such shares until the shares are transferred into the name of the pledgee, and thereafter, the pledgee shall be entitled to vote the shares so transferred.

          Shares of its own stock belonging to the corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

          Redeemable shares are not entitled to vote after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

          2.11       Corporation's Acceptance of Votes

                    (a) If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder.

                    (b) If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of its shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder if:

          (1) the shareholder is an entity, as defined in the Act, and the name signed purports to be that of an officer or agent of the entity:

          (2) the name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

          (3) the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation
requests,        evidence of this status acceptable to the
corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

          (4) the name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment; or

          (5) the shares are held in the name of two or more persons as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all the co-owners.

                    (c) The corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder

                    (d) The corporation and its officer or agent who accepts or rejects a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of this
Section 2.11 are not liable in damages to the shareholder for the consequences of the acceptance or rejection.

                    (e) Corporation action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this section is valid unless a court of competent jurisdiction determines otherwise.

          2.12      Informal Action by Shareholders

          Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by shareholders holding a majority of the shares entitled to vote with respect to the subject matter thereof, unless a "supermajority" vote is required by these Bylaws, in which case a "supermajority" vote will be required. Such consent shall be delivered to the corporation secretary for inclusion in the minute book. A consent signed under this section has the effect of a vote at a meeting and may be described as such in any document.

          2.13      Voting for Directors

          Unless otherwise provided in the Articles of Incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

          2.14 Shareholders' Rights to Inspect Corporate Records

          Shareholders shall have the following rights regarding inspection of corporate records:

                    (a) Minutes and Accounting Records - The corporation shall keep, as permanent records, minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors on behalf of the corporation. The corporation shall maintain appropriate accounting records.

                    (b) Absolute Inspection Rights of Records
Required at Principal Office - If a shareholder gives the corporation written notice of his demand at least five business days before the date on which he wishes to inspect and copy, he, or his agent or attorney, has the right to inspect and copy, during regular business hours, any of the following records, all of which the corporation is required to keep at its principal office:

          (1) its Articles of Incorporation and all amendments to them currently in effect;

          (2) its Bylaws or restated Bylaws and all amendments to them currently in effect;

          (3) resolutions adopted by its Board of Directors creating one or more classes or series of shares, and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding;

          (4) the minutes of all shareholders' meetings, and records of all action taken by shareholders without a meeting, for the past three years;

          (5) all written communications to shareholders within the past three years, including the financial statements furnished for the past three years to the shareholders;

          (6) a list of the names and business addresses of its current directors and officers; and

          (7) its most recent annual report delivered to the Nevada Secretary of State.

                    (c) Conditional Inspection Right - In addition, if a shareholder gives the corporation a written demand, made in good faith and for a proper purpose, at least five business days before the date on which he wishes to inspect and copy, describes with reasonable particularity his purpose and the records he desires to inspect, and the records are directly connected to his purpose, a shareholder of a corporation, or his duly authorized agent or attorney, is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation:

          (1) excerpts from minutes of any meeting of the Board of Directors; records of any action of a committee of the Board of Directors on behalf of the corporation; minutes of any meeting of the shareholders; and records of action taken by the shareholders or Board of Directors without a meeting, to the extent not subject to inspection under paragraph (a) of this
Section 2.14;

          (2) accounting records of the corporation; and

          (3) the record of shareholders (compiled no earlier than the date of the shareholder's demand).

                    (d) Copy Costs - The right to copy records includes, if reasonable, the right to receive copies made by photographic, xerographic, or other means. The corporation may impose a reasonable charge, to be paid by the shareholder on terms set by the corporation, covering the costs of labor and material incurred in making copies of any documents provided to the shareholder.

                    (e) "Shareholder" Includes Beneficial Owner - For purposes of this Section 2.14, the term "shareholder" shall include a beneficial owner whose shares are held in a voting trust or by a nominee on his behalf.

          2.15 Financial Statements Shall Be Furnished to the Shareholders (a) The corporation shall furnish its shareholders annual financial statements, which may be consolidated or combined statements of the corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of changes in shareholders' equity for the year, unless that information appears elsewhere in the financial statements. If financial statements are prepared for the corporation on the basis of generally accepted accounting principles, the annual financial statements for the shareholders must also be prepared on that basis.

                    (b) If the annual financial statements are reported upon by a public accountant, his report must accompany them.
If not, the statements must be accompanied by a statement of the president or the person responsible for the corporation's accounting records:

          (1) stating his reasonable belief that the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and

          (2) describing any respects in which the statements were not prepared on a basis of accounting consistent with statements prepared for the preceding year.

                    (c) A corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year.

          Thereafter, on written request from a shareholder who was not mailed the statements, the corporation shall mail him the latest financial statements.

          2.16 Dissenters' Rights

          Each shareholder shall have the right to dissent from and obtain payment for his shares when so authorized by the Act, Articles of Incorporation, the Bylaws, or a resolution of the Board of Directors.

          2.17 Order of Business

          The following order of business shall be observed at all meeting of the shareholders, as applicable and so far as practicable:

                    (a) Calling the roll of officers and directors present and determining shareholder quorum requirements;

                    (b) Reading, correcting and approving of minutes of previous meeting;

                    (c) Reports of officers;

                    (d) Reports of Committees;

                    (e) Election of Directors;

                    (f) Unfinished business;

                    (g) New business; and

                    (h) Adjournment.

                                       ARTICLE III.
                                    BOARD OF DIRECTORS

          3.1 General Powers

          Unless the Articles of Incorporation have dispensed with or limited the authority of the Board of Directors by describing who will perform some or all of the duties of a Board of Directors, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of the Board of Directors.

          3.2 Number, Tenure and Qualifications of Directors

          Unless otherwise provided in the Articles of Incorporation, the authorized number of directors shall be not less than 1 (minimum number) nor more than 9 (maximum number).

          The initial number of directors was established in the original Articles of Incorporation. The number of directors shall always be within the limits specified above, and as determined by resolution adopted by the Board of Directors. After any shares of this corporation are issued, neither the maximum nor minimum number of directors can be changed, nor can a fixed number be substituted for the maximum and minimum numbers, except by a duly adopted amendment to the Articles of Incorporation duly approved by a majority of the outstanding shares entitled to vote. Each director shall hold office until the next annual meeting of shareholders or until his successor shall have been elected and qualified, or until there is a decrease in the number of directors. Unless required by the Articles of Incorporation, directors do not need to be residents of Nevada or shareholders of the corporation.

          3.3 Regular Meetings of the Board of Directors

          A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of the shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution. (If permitted by Section 3.7, any regular meeting may be held by telephone).

          3.4 Special Meeting of the Board of Directors

          Special meetings of the Board of Directors may be called by or at the request of the president or any one director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Nevada, as the place for holding any special meeting of the Board of Directors or, if for holding any special meeting of the Board of Directors or, if permitted by Section 3.7, any special meeting may be held by telephone.

          3.5 Notice of, and Waiver of Notice of, Special Meetings of the Board of Directors

          Unless the Articles of Incorporation provide for a longer or shorter period, notice of any special meeting of the Board of Directors shall be given at least two days prior thereto, either orally or in writing. If mailed, notice of any director meeting shall be deemed to be effective at the earlier of: (1) when received; (2) five days after deposited in the United States mail, addressed to the director's business office, with postage thereon prepaid; or (3) the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the director. Notice may also be given by facsimile and, in such event, notice shall be deemed effective upon transmittal thereof to a facsimile number of a compatible facsimile machine at the director's business office. Any director may waive notice of any meeting. Except as otherwise provided herein, the waiver must be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business and at the beginning of the meeting, or promptly upon his arrival, objects to holding the meeting or transacting business at the meeting, and does not thereafter vote for or assent to action taken at the meeting. Unless required by the Articles of Incorporation or the Act, neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

          3.6 Director Quorum

          A majority of the number of directors fixed, pursuant to
Section 3.2 of this Articled 3, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, unless the Articles of Incorporation or the Act require a greater number for a quorum.

          Any amendment to this quorum requirement is subject to the provisions of Section 3.8 of this Article 3.

          Once a quorum has been established at a duly organized meeting, the Board of Directors may continue to transact corporate business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

          3.7 Actions By Directors

          The act of the majority of the directors present at a meeting at which a quorum is present when the vote is taken shall be the act of the Board of Directors, unless the Articles of Incorporation or the Act require a greater percentage. Any amendment which changes the number of directors needed to take action is subject to the provisions of Section 3.8 of this
Article 3.

          Unless the Articles of Incorporation provide otherwise, any or all directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. Minutes of any such meeting shall be prepared and entered into the records of the corporation. A director participating in a meeting by this means is deemed to be present in person at the meeting.

          A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless: (1) he objects at the beginning of the meeting, promptly upon his arrival, to holding it or transacting business at the meeting; or (2) his dissent or abstention from the action taken is entered in the minutes of the meeting; or (3) he delivers written notice of his dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation within 24 hours after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

          3.8 Establishing a "Supermajority" Quorum or Voting
Requirement for the Board of Directors

          For purposes of this Section 3.8, a "supermajority" quorum is a requirement that more than a majority of the directors in office constitute a quorum; and a "supermajority" voting requirement is one which requires the vote of more than a majority of those directors present at a meeting at which a quorum is present to be the act of the directors.

          A Bylaw that fixes a supermajority quorum or supermajority voting requirement may be amended or repealed:

                    (a) if originally adopted by the shareholders, only by the shareholders (unless otherwise provided by the shareholders); or

                    (b) if originally adopted by the Board of Directors, either by the shareholders or by the Board of Directors.

          A Bylaw adopted or amended by the shareholders that fixes a supermajority quorum or supermajority voting requirement for the Board of Directors may provide that it may be amended or repealed only by a specified vote of either the shareholders or the Board of Directors.

          Subject to the provisions of the preceding paragraph, action by the Board of Directors to adopt, amend, or repeal a Bylaw that changes the quorum or voting requirements for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

          3.9 Director Action Without a Meeting

          Unless the Articles of Incorporation provide otherwise, any action required or permitted to be taken by the Board of Directors at a meeting may be taken without a meeting if all the directors sign a written consent describing the action taken.
Such consents shall be filed with the records of the corporation. Action taken by consent is effective when the last director signs the consent, unless the consent specifies a different effective date. A signed consent has the effect of a vote at a duly noticed and conducted meeting of the Board of Directors and may be described as such in any document.

          3.10  Removal of Directors

          The shareholders may remove one or more directors at a meeting called for that purpose if notice has been given that a purpose of the meeting is such removal. The removal may be with or without cause unless the Articles of Incorporation provide that directors may only be removed for cause. If cumulative voting is not authorized, a director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal.

          3.11  Board of Director Vacancies

          Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, excluding a vacancy resulting from an increase in the number of directors, the director(s) remaining in office shall fill the vacancy. If the directors remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

          If a vacancy results from an increase in the number of directors, only the shareholders may fill the vacancy.

          A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled by the Board of Directors before the vacancy occurs, but the new director may not take office until the vacancy occurs.

          The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected.
However, if his term expires, he shall continue to serve until his successor is elected and qualifies or until there is a decrease in the number of directors.

          3.12 Director Compensation

          Unless otherwise provided in the Articles of Incorporation, by resolution of the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors, or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

          3.13 Director Committees

                    (a) Creation of Committees. Unless the Articles of Incorporation provide otherwise, the Board of Directors may create one or more committees and appoint members of the Board of Directors to serve on them. Each committee must have two or more members, who serve at the pleasure of the Board of Directors.

                    (b) Selection of Members. The creation of a committee and appointment of members to it must be approved by the greater of (1) a majority of all the directors in office when the action is taken, or (2) the number of directors required by the Articles of Incorporation to take such action.

                    (c) Required Procedures. Sections 3.4, 3.5, 3.6, 3.7, 3.8, and 3.9 of this Article apply to committees and their members.

                    (d) Authority. Unless limited by the Articles of Incorporation or the Act, each committee may exercise those aspects of the authority of the Board of Directors which the Board of Directors confers upon such committee in the resolution creating the committee. Provided, however, a committee may not:

          (1) authorize distributions to shareholders;

          (2) approve or propose to shareholders any action that the Act requires be approved by shareholders;

          (3) fill vacancies on the Board of Directors or on any of its committees;

          (4) amend the Articles of Incorporation;

          (5) adopt, amend, or repeal Bylaws;

          (6) approve a plan of merger not requiring shareholder approval;

          (7) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; or

          (8) authorize or approve the issuance or sale, or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares; except that the Board of Directors may authorize a committee to do so within limits specifically prescribed by the Board of Directors.

                                        ARTICLE IV.
                                         OFFICERS

          4.1 Designation of Officers

          The officers of the corporation shall be a president, a secretary, and a treasurer, each of whom shall be appointed by the Board of Directors. Such other officers and assistant officers as may be deemed necessary, including any vice-presidents, may be appointed by the Board of Directors. The same individual may simultaneously hold more than one office in the corporation.

          4.2  Appointment and Term of Office

          The officers of the corporation shall be appointed by the Board of Directors for a term as determined by the Board of Directors. If no term is specified, they shall hold office until the first meeting of the directors held after the next annual meeting of shareholders. If the appointment of officers is not made at such meeting, such appointment shall be made as soon thereafter as is convenient. Each officer shall hold office until his successor has been duly appointed and qualified, until his death, or until he resigns or has been removed in the manner provided in Section 4.3 of this Article 4.

          The designation of a specified term does not grant to the officer any contract rights, and the Board of Directors can remove the officer at any time prior to the termination of such term.

          Appointment of an officer shall not of itself create any contract rights.

          4.3 Removal of Officers

          Any officer may be removed by the Board of Directors at any time, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed.

          4.4  President

          The president shall be the principal executive officer of the corporation, and subject to the control of the Board of Directors, shall generally supervise and control all of the business and affairs of the corporation. He shall, when president, preside at all meetings of the shareholders. He may sign, with the secretary or any other proper officer of the corporation thereunto duly authorized by the Board of Directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed. The president shall generally perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

          4.5 Vice-President

          If appointed, in the absence of the president or in the event of the president's death, inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their appointment) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. If there is no vice-president, then the treasurer shall perform such duties of the president. Any vice-president may sign, with the secretary or an assistant secretary, certificates for shares of the corporation the issuance of which have been authorized by resolution of the Board of Directors. A vice-president shall perform such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

          4.6 Secretary

          The secretary shall (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of any seal of the corporation and, if there is a seal of the corporation, see that it is affixed to all documents, the execution of which on behalf of the corporation under its seal is duly authorized; (d) when requested or required, authenticate any records of the corporation; (e) keep a register of the post office address of each shareholder, as provided to the secretary by the shareholders; (f) sign with the president, or vice-president, certificates for shares of the corporation, the issuance of which has been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) generally perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

          4.7 Treasurer

          The treasurer shall (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation; (c) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies, or other depositories as may be selected by the Board of Directors; and (d) generally perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

          If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

          4.8 Assistant Secretaries and Assistant Treasurers

          The assistant secretaries, when authorized by the Board of Directors, may sign with the president, or a vice-president, certificates for shares of the corporation, the issuance of which has been authorized by a resolution of the Board of Directors.
The assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine.

          The assistant secretaries and assistant treasurers, generally, shall perform such duties as may be assigned to them by the secretary or the treasurer, respectively, or by the president or the Board of Directors.

          4.9 Salaries

          The salaries of the officers, if any, shall be fixed from time to time by the Board of Directors.

                                        ARTICLE V.

INDEMNIFICATION OF DIRECTORS, OFFICERS, AGENTS,
AND EMPLOYEES

          5.1 Indemnification of Officers, Directors, Employees and
Agents.

          Unless otherwise provided in the Articles of Incorporation, the corporation shall indemnify any individual made a party to a proceeding because he is or was an officer, director, employee or agent of the corporation against liability incurred in the proceeding, all pursuant to and consistent with the provisions of NRS 78.751, as amended from time to time.

          5.2 Advance Expenses for Officers and Directors.

          The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final deposition of the action, suit or proceeding, but only after receipt by the corporation of an undertaking by or on behalf of the officer or director on terms set by the Board of Directors, to repay the expenses advanced if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.

          5.3 Scope of Indemnification

          The indemnification permitted herein is intended to be to the fullest extent permissible under the laws of the State of Nevada, and any amendments thereto.

                                        ARTICLE VI.
                        CERTIFICATES FOR SHARES AND THEIR TRANSFER

          6.1 Certificates for Shares

                    (a) Content

          Certificates representing shares of the corporation shall at minimum, state on their face the name of the issuing corporation;
that the corporation is formed under the laws of the State of Nevada; the name of the person to whom issued; the certificate number; class and par value of shares; and the designation of the series, if any, the certificate represents. The form of the certificate shall be as determined by the Board of Directors.
Such certificates shall be signed (either manually or by facsimile) by the president or a vice-president and by the secretary or an assistant secretary and may be sealed with a corporate seal or a facsimile thereof. Each certificate for shares shall be consecutively numbered or otherwise identified.

                    (b) Legend as to Class or Series

          If the corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences, and limitations determined for each series (and the authority of the Board of Directors to determine variations for future series) must be summarized on the front or back of the certificate indicating that
the corporation will furnish the   shareholder this information on
request in writing and without charge.

                    (c) Shareholder List

          The name and address of the person to whom the shares are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation.

                    (d) Transferring Shares

          All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate, a new one may be issued therefore upon such terms as the Board of Directors may prescribe, including indemnification of the corporation and bond requirements.

          6.2 Registration of the Transfer of Shares

          Registration of the transfer of shares of the corporation shall be made only on the stock transfer books of the corporation. In order to register a transfer, the record owner shall surrender the share certificate to the corporation for cancellation, properly endorsed by the appropriate person or persons with reasonable assurances that the endorsements are genuine and effective. Unless the corporation has established a procedure by which a beneficial owner of shares held by a nominee is to be recognized by the corporation, as the owner, the person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

          6.3 Restrictions on Transfer of Shares Permitted

          The Board of Directors may impose restrictions on the transfer or registration of transfer of shares, including any security convertible into, or carrying a right to subscribe for or acquire shares. A restriction does not affect shares issued before the restriction as adopted unless the holders of the shares are parties to the restriction agreement or voted in favor of the restriction.

          A restriction on the transfer or registration of transfer of shares may be authorized:

                    (a) to maintain the corporation's status when it is dependent on the number or identity of its shareholders;

                    (b) to preserve exemptions under federal or state securities law; or

                    (c) For any other reasonable purpose.

          A restriction on the transfer or registration of transfer of shares may:

                    (a) obligate the shareholder first to offer the corporation or other persons (separately, consecutively, or simultaneously) an opportunity to acquire the restricted shares;

                    (b) obligate the corporation or other persons
(separately, consecutively, or simultaneously) to acquire the restricted shares;

                    (c) require the corporation, the holders of any class of its shares, or another person to approve the transfer of the restricted shares, if the requirement is not manifestly unreasonable; or

                    (d) prohibit the transfer of the restricted shares to designated persons or classes of persons, if the prohibition is not manifestly unreasonable.

          A restriction on the transfer or registration of transfer of shares is valid and enforceable against the holder or a transferee of the holder if the restriction is authorized by this Section 6.3 and its existence is noted conspicuously on the front or back of the certificate. Unless so noted, a restriction is not enforceable against a person without knowledge of the restriction.

          6.4 Acquisition of Shares

          The corporation may acquire its own shares and unless otherwise provided in the Articles of Incorporation, the shares so acquired constitute authorized but unissued shares.

          If the Articles of Incorporation prohibit the reissue of shares acquired by the corporation, the number of authorized shares is reduced by the number of shares acquired, effective upon amendment of the Articles of Incorporation, which amendment shall be adopted by the shareholders, or the Board of Directors without shareholder action (if permitted by the Act). The amendment must be delivered to the Secretary of State and must set forth:

                    (a) the name of the corporation;

                    (b) the reduction in the number of authorized shares, itemized by class and series; and

                    (c) the total number of authorized shares, itemized by class and series, remaining after reduction of the shares.

                                       ARTICLE VII.

                                       DISTRIBUTIONS

          7.1 Distributions

          The Board of Directors may authorize, and the corporation may make distributions (including dividends on its outstanding shares)in the manner and upon the terms and conditions provided by law.

                                       ARTICLE VIII.

                                      CORPORATE SEAL

          8.1 Corporate Seal

          The Board of Directors may adopt a corporate seal which may be circular in form and have inscribed thereon any designation, including the name of the corporation, Nevada as the state of incorporation, and the words "Corporate Seal."

                                        ARTICLE IX.

                                     EMERGENCY BYLAWS

          9.1 Emergency Bylaws

          Unless the Articles of Incorporation provide otherwise, the following provisions shall be effective during an emergency, which is defined as a time when a quorum of the corporation's directors cannot be readily assembled because of some catastrophic event. During such emergency:

                    (a) Notice of Board Meetings

          Any one member of the Board of Directors or any one of the following officers: president, any vice-president, secretary, or treasurer, may call a meeting of the Board of Directors. Notice of such meeting need be given only to those directors whom it is practicable to reach, any may be given in any practical manner, including by publication and radio. Such notice shall be given at least six hours prior to commencement of the meeting.

                    (b) Temporary Directors and Quorum

          One or more officers of the corporation present at the emergency board meeting, as is necessary to achieve a quorum, shall be considered to be directors for the meeting, and shall so serve in order of rank, and within the same rank, in order of seniority. In the event that less than a quorum (as determined by Section 3.6 of Article 3) of the directors are present (including any officers who are to serve as directors for the meeting), those directors present (including the officers serving as directors) shall constitute a quorum.

                    (c) Actions Permitted To Be Taken

          The Board of Directors, as constituted in paragraph (b), and after notice as set forth in paragraph (a), may:

          (1) Officers' Powers

          Prescribe emergency powers to any officer of the corporation;

          (2) Delegation of Any Power

          Delegate to any officer or director, any of the powers of the Board of Directors;

          (3) Lines of Succession


          Designate lines of succession of officers and agents, in the event that any of them are unable to discharge their duties;

          (4) Relocate Principal Place of Business

          Relocate the principal place of business, or designate successive or simultaneous principal places of business;

          (5)  All Other Action

          Take any other action which is convenient, helpful, or necessary to carry on the business of the corporation.

                                        ARTICLE X.

                                        AMENDMENTS

          10.1 Amendments

          The Board of Directors may amend or repeal the corporation's Bylaws unless:

                    (a) the Articles of Incorporation or the Act reserve this power exclusively to the shareholders, in whole or part; or

                    (b) the shareholders, in adopting, amending, or repealing a particular Bylaw, provide expressly that the Board of Directors may not amend or repeal that Bylaw; or

                    (c) The Bylaw either establishes, amends or deletes a"supermajority" shareholder quorum or voting requirement, as defined in Section 2.8 of Article 2.

          Any amendment which changes the voting or quorum requirement for the Board of Directors must comply with Section
3.8 of Article 3, and for the shareholders, must comply with Section 2.8 of Article 2.

          The corporation's shareholders may also amend or repeal the corporation's Bylaws at any meeting held pursuant to Article
2.

                               CERTIFICATE OF THE SECRETARY

          I hereby certify that I am the Secretary of Sabai Sabai Enterprises, Corp. and that the forgoing Bylaws, consisting of twenty-four (24) pages, constitutes the code of Sabai Sabai Enterprises, Corp. as duly adopted by the Board of Directors of the Corporation on this 14th day of September, 1998.

          IN WITNESS WHEREOF, I have hereunto subscribed my name this 14th day of September, 1998.


_______________________
Secretary

EXHIBIT 4.1 - SPECIMEN STOCK CERTIFICATE


CONTENTS:

State of Incorporation
Name of Company
Number of authorized shares of common stock
Name of individual shareholder
Number of shares owned by individual shareholder
Fully paid and non-assessable shares
Date of issuance of certificate
Signatures of President and Secretary
Restrictive transfer legend

EXHIBIT 27 - Financial Data Schedule